ANNUAL INFORMATION FORM

For the year ended December 31, 2019

Dated as of March 27, 2020

FORWARD LOOKING STATEMENTS

This Annual Information Form of SilverCrest Metals Inc. (the "Company" or "SilverCrest") contains "forward-looking statements" within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, timing of completion of exploration programs, technical reports and studies (including the expectation that a feasibility study for the Company's Las Chispas property will be completed by the second half (“H2”), 2020, subject to resolution of the COVID-19 pandemic), success of exploration and development activities and mining operations, the timing of construction and mine operation activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals.  Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements and defective title to mineral claims or property.  While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in Forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the Forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's Forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Forward-looking statements.

The Company's Forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these Forward-looking statements, which speak only as of the date the statements were made.  The Company undertakes no obligation to update or revise any Forward-looking statements included in this Annual Information Form if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

1. GENERAL

1.1 Date of Information

All information in this Annual Information Form is as of March 27, 2020, unless otherwise indicated, and the information contained herein is current as of such date, unless otherwise stated.

1.2 Conversion Table

All data and information is presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

1.3 Technical Abbreviations

Ag	silver	Mo	molybdenum
Ag Eq.	silver equivalent	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
Au	gold	NSR	net smelter returns
Au Eq.	gold equivalent	opt	ounces per ton
aver.	average	oz	ounce(s)
cm	centimetres	Pb	lead
Cu	copper	RC	reverse circulation
g	grams	t	tonne
gpt or g/t	grams per tonne	tpd	tonnes per day
ha	hectares	tr	trench
km	kilometres	W	tungsten
m	metres

1.4 Currency

All dollar ($) amounts stated in this Annual Information Form refer to Canadian dollars ($ or Cdn.$) unless United States dollars (U.S.$) are indicated. On March 27, 2020, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.4056 (Cdn.$1.00 = U.S.$0.7114). On December 31, 2019, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2988 (Cdn.$1.00 = U.S.$0.7699).

1.5 Qualified Persons

N. Eric Fier, CPG, P. Eng, is a "qualified person" within the meaning of NI 43-101, and has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Executive Officer and a director of SilverCrest. Other qualified persons are responsible for the technical and scientific information contained in the technical reports incorporated by reference in this Annual Information Form. See "Interests of Experts - Names of Experts".

2. CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

SilverCrest Metals Inc. (the "Company" or "SilverCrest") was incorporated under the name "1040669 B.C. Ltd." under the Business Corporations Act (British Columbia) ("BCBCA") on June 23, 2015.  The Notice of Articles of the Company was subsequently amended on August 11, 2015, to change the name of the Company to "SilverCrest Metals Inc.". Upon the Company's incorporation on June 23, 2015, the Company was a wholly owned subsidiary of SilverCrest Mines Inc. ("SilverCrest Mines").  The Company was established as part of an arrangement (the "Arrangement") completed under the BCBCA on October 1, 2015, pursuant to which First Majestic Silver Corp. ("First Majestic") acquired SilverCrest Mines after the Company was spun off from SilverCrest Mines to the former shareholders of SilverCrest Mines. The Arrangement resulted in the Company holding title to various exploration properties located in Mexico that were formerly held by SilverCrest Mines.  The common shares of the Company (the "Common Shares") commenced trading on the TSX Venture Exchange ("TSX-V") at opening on October 9, 2015 and were listed on the NYSE American ("NYSE") on August 21, 2018. The Common Shares commenced trading on the Toronto Stock Exchange ("TSX") on August 29, 2019, and were concurrently delisted from the TSX-V.

The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.  The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

2.2 Intercorporate Relationships

Minera La Llamarada, S.A. de C.V., a Mexico corporation ("La Llamarada"), Babicanora Agricola del Noroeste, S.A. de C.V., a Mexico corporation, and NorCrest Metals Inc., a British Columbia company, are legally or beneficially material wholly-owned subsidiaries of the Company.

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Overview

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on making new discoveries and value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico. The Company's principal focus is currently its Las Chispas property ("Las Chispas"), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers, and consists of 28 concessions totalling approximately 1,401 hectares.

The Company has a portfolio of three other active mineral exploration properties, which are the Cruz de Mayo Property (Sonora, Mexico), Angel de Plata Property (Sonora, Mexico) and Estacion Llano Property (Sonora, Mexico).

The Company's Common Shares are currently traded on the TSX under the symbol "SIL" and on the NYSE under the symbol "SILV".

3.2 Three Year History

2017

Las Chispas

During 2017, the Company continued Phase II exploration at Las Chispas and, after several expansions of its initially planned underground and surface core drill program, drilled a total of 32,822 metres in 125 drill holes,  mostly at the Las Chispas, William Tell, and Babicanora veins of the Las Chispas property. All of the holes drilled intercepted epithermal quartz veining, stockwork veinlets and/or breccia.  The Company incurred in 2017 a total of $9.8 million in exploration expenditures.

In addition to core drilling, the Phase II exploration program at Las Chispas included continuing underground rehabilitation, underground channel sampling, expanded surface mapping and sampling in the district, initial metallurgical work and auger drilling to determine accurate volumetrics and grade of historic dumps.

From inception of exploration at Las Chispas to the end of 2017, the Company had drilled a total of 41,418 metres in 157 drill holes and incurred a total of $12.9 million in exploration expenditures.

In April 2017, La Llamarada purchased a 2,500 hectare ranch which covers approximately 40% of the surface rights over the Las Chispas mining concessions.

Cruz de Mayo Property

In December 2017, SilverCrest terminated an assignment agreement by which it had an option to purchase a 100% interest in the El Gueriguito concession located on the Cruz de Mayo property. As a result, the Company recorded an impairment expense of $76,387 for previously capitalized costs relating to this concession as of December 31, 2017.  The assignment agreement was subsequently reinstated in 2018.

Bought Deal Private Placement

On December 19, 2017, the Company completed a private placement of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,450. Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share of the Company at a price of $1.45 per share until December 19, 2019.  In connection with the offering, the Company paid the underwriters a cash commission of $568,282. Proceeds from the offering were used for the preparation of SilverCrest's initial mineral resource estimate, to further finance exploration activities at Las Chispas and general working capital.

2018

Las Chispas

SilverCrest completed its Phase II exploration program in February 2018 and announced the results of its exploration program in an initial resource estimate for Las Chispas. The Company filed an independent National Instrument 43-101 ("NI 43-101") technical report disclosing the Las Chispas resource estimate titled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective February 12, 2018. The resource estimate was focused on an estimated 3.5 kilometres of approximately 12 kilometres of then estimated cumulative vein strike length in the district. Upon completion of its Phase II exploration program in February 2018, the Company commenced a Phase III exploration program, initially estimated to cost U.S.$15.0 million, of 140 holes and 45,000 metres of drilling.

In February 2018, La Llamarada purchased the Rancho Cuesta Blanca, covering an area of 671.9 hectares. The Company now owns approximately two-thirds of the surface rights covering its optioned mining concessions. A 20-year lease agreement for land access and exploration activities to the remaining one-third of the surface rights on the mineral concessions is in place with a local Ejido.

On September 19, 2018, the Company announced an updated resource estimate for Las Chispas and, on November 21, 2018, filed a technical report pursuant to NI 43-101 on this resource estimate. The mineral resource estimate was based on the Company's Phase I, II and partial Phase III exploration programs from March 2016 to September 13, 2018, which included a total of 82,810 metres of drilling in 305 holes. The resource estimate included an estimated 5.5 kilometres of approximately 20 kilometres of cumulative vein strike length in the district.

As of December 31, 2018, SilverCrest had expanded its drilling for Phase III (originally estimated to be 45,000 metres in February 2018) and had drilled a further 30,770 metres in 121 holes since September 2018 for a total of 67,830 metres in 243 holes for its Phase III exploration program. From March 2016 to December 31, 2018, the Company has drilled a cumulative 113,580 metres in 426 holes. The Company incurred $18.3 million in exploration expenditures during 2018 for a total of $31.3 million since inception for Las Chispas.

Guadalupe Property

In late February, 2018, the Company entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. See "Other Exploration Properties - Guadalupe Property".

Other Properties

In May 2018, the Company reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of U.S.$50,000. During 2018, the Company made an additional payment of U.S.$50,000 in accordance with the assignment agreement.

While the Company continues to have a 100% ownership or option interest in the Cruz de Mayo, Huasabas, Angel de Plata, and Estacion Llano properties, no substantive exploration expenditures are currently budgeted or planned. As a result, the Company recorded an impairment expense of $292,336 for all previously capitalized costs related to these properties. The Company considers these properties to be non-material and continues to hold the concessions in good standing under care and maintenance.

Financings

In connection with the appointment of Christopher Ritchie as President of the Company, the Company completed a private placement of $749,988 with Mr. Ritchie. The private placement, which closed on January 17, 2018, was comprised of 451,800 units at a price of $1.66 per unit, with each unit consisting of one common share and one half of one common share purchase warrant. Each whole warrant was exercisable for one common share at a price of $2.29 per share for a term of two years.

In May 2018, the Company completed a short form prospectus offering whereby the Company issued 8,214,450 common shares at a price of $2.10 for gross proceeds of $17,250,345. Commissions of $1,313,613 were paid in connection with the prospectus offering.

In December 2018, the Company completed a private placement with SSR Mining Inc. of 8,220,645 common shares at a price of $3.73 per common share for gross proceeds of $30,663,006. No finder's fees were paid in connection with the private placement.

2019

Las Chispas

During December 2018, the Company selected its contractor to construct an exploration decline (Santa Rosa) to access the Babicanora Vein, Area 51 zone. As of February 2019, the Company obtained the necessary permits and commenced work on the decline, estimated to be 550 metres long, 4.5 metres wide by 4.0 metres in height. The work will also include drifting 400 to 800 metres along the strike of vein mineralization to collect additional information on vein grade and width continuity, reconciliation with the resource model, geotechnical parameters, mineability, and bulk sampling for additional metallurgical testwork.

On March 14, 2019, the Company announced an Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico (the "Third Mineral Resource Estimate") effective February 8, 2019 and dated March 14, 2019. The Third Mineral Resource Estimate was prepared for the Company in accordance with NI 43-101, by James Barr, P. Geo, Senior Geologist at Tetra Tech Canada Inc. The Third Mineral Resource Estimate was based on the Company's Phase I, II, and partial Phase III exploration programs conducted from March 2016 to February 8, 2019 and was classified as an Indicated and Inferred Mineral Resource.

The Company filed a technical report entitled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico, effective May 15, 2019, as amended and dated July 19, 2019 (the "Las Chispas Preliminary Economic Assessment").

The Las Chispas Preliminary Economic Assessment is the first economic assessment of a potential underground mining operation at Las Chispas and takes into account the combined geological, mining, metallurgical, processing, and permitting considerations into a financial assessment. The work is based largely on exploration work completed by SilverCrest, and is an early-stage snapshot of a conceptual mining operation which lacks the detailed investigations and engineering required to advance the project towards production. Conclusions drawn from this work provide an estimate for the time and work needed to move the Las Chispas Project from the current preliminary economic assessment level to a feasibility study level. Site work, which commenced mid-May 2019, includes metallurgical testing, geotechnical work and analysis, hydro-geology, trade-off mining studies, ongoing environmental baseline work, tailings characterization, tailings underground backfill study, and additional survey work.  See "Update to the Technical Summary of the Las Chispas Preliminary Economic Assessment" under "Description of Business-Mineral Projects-Las Chispas Property" for information on Las Chispas since the Las Chispas Preliminary Economic Assessment.

In 2019, the construction of a 586-metre exploration decline (Santa Rosa) into the high-grade Area 51 zone of the Babicanora Vein was completed, successfully intersecting the Babicanora Vein in June 2019. On October 16, 2019, the Company announced positive reconciliation results for the Babicanora Vein in the 180-metres of mined vein strike length compared to the grades assumed in the Las Chispas Preliminary Economic Assessment.

As of December 31, 2019, a total of approximately 2,800 metres of underground work has been completed including an estimated 650 metres of in-vein development, with approximately 23,500 tonnes of mineralized material stockpiled on the surface for future processing. The Company completed 189,000 metres of infill and expansion drilling during 2019 (142,000 infill and 47,000 expansion) and has drilled a cumulative 1,132 holes for 302,000 metres since inception.

During 2019, the Company incurred $50.3 million at Las Chispas towards a cumulative amount of $76.7 million since inception. In addition, the Company made the remaining option payments and exercised its option on five mining concessions resulting in 100% ownership of these five concessions.

Other Properties

During 2019, the Company assigned 100% title of the Guadalupe Mining Concession to a third party. See "Other Exploration Properties - Guadalupe Property".

During 2019, the Company formally disposed of its interest in the Huasabas Property located in Sonora, Mexico. The cancellation process for this property began in 2018 and the Company recorded the minor impairment of this property during the quarter ended September 30, 2018.

During 2019, the Company delivered a notice of termination to the owner of the El Gueriguito mining concession, one of the two concessions that make up the Cruz de Mayo Property.

Financings

During 2019, the Company successfully completed equity financings to raise aggregate gross proceeds of over $122 million, as described below.

In connection with Pierre Beaudoin being appointed Chief Operating Officer of SilverCrest effective November 13, 2018, the Company completed a January 2019 private placement with Mr. Beaudoin and his nominees of 100,000 units at $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share of the Company and a half warrant, with each whole warrant being exercisable to purchase one common share of the Company at $4.03 per share until January 11, 2021. Net proceeds from this private placement were used for general working capital purposes.

In August 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25,308,855. The Company incurred $1,560,010 of related capital stock issue costs, including cash commission of $1,252,942.

In August 2019, the Company completed a private placement with SSR Mining Inc. ("SSR Mining") of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4,563,000. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $54,923 of related capital stock issue costs. No finder's fees were paid in connection with the private placement.

In December 2019, the Company completed a short-form prospectus offering of 12,650,000 common shares at a price of $7.28 per common share for gross proceeds of $92,092,000. The Company incurred $5,254,312 of related capital stock issuance costs, including cash commission of $4,516,821.

3.3 Significant Acquisitions

The Company has not made any significant acquisitions since it became a reporting issuer upon completion of the Arrangement.

4. DESCRIPTION OF BUSINESS

4.1 General

The Business of the Company

The Company is a Canadian precious metals exploration company that is focused on making new discoveries and value-added acquisitions, and targeting production in Mexico's precious metal districts.

The Company's ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico.

For the last three fiscal years, the Company has been focused on the exploration program of Las Chispas.  For a summary of the activities at Las Chispas, see "General Development of the Business - Three Year History".

Specialized Skill and Knowledge

Most aspects of the Company's business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, exploration, development, construction, production and accounting.  The Company has a number of executive officers and employees with extensive experience in mining, geology, metallurgy, exploration and development in Mexico and other parts of North, Central and South America and elsewhere, as well as executive officers and employees with relevant accounting experience.

Competitive Conditions

The Company competes with major mining companies and other smaller natural resource companies in the acquisition, exploration, financing and development of new properties and projects in North America. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See "Risk Factors".

Employees

As at the date hereof, the Company and its subsidiaries have an aggregate of approximately 18 full-time employees and contractors based in Canada and estimated 400 employees and contractors based in Sonora, Mexico.  All management functions of the Company are performed by the executive officers of the Company, either directly or through their consulting companies.

Foreign Operations

The Company's activities are currently focused on the exploration of the Las Chispas property located in Sonora, Mexico, which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. Operating in Mexico, a developing economy, has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.  See "Risk Factors".

4.2 Risk Factors

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.  Risk management is an ongoing exercise upon which the Company spends a substantial amount of time.  While it is not possible to eliminate all of the risks inherent in the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

Activities of the Company may be impacted by the spread of COVID-19.

The Company’s business could be adversely affected by the effects of the recent outbreak of respiratory illness caused by the novel coronavirus (“COVID‑19”). Since early March 2020, several significant measures have been implemented in Canada, Mexico and the rest of the world by authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID‑19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill programs and other factors that depend on future developments beyond the Company’s control. In addition, the significant outbreak of a contagious disease has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in a potential economic downturn that may negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital, in 2020. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s exploration activities, including the duration and impact on its planned feasibility study, cannot be reasonably estimated at this time.

The Company has a history of losses and may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis.

The Company has no history of revenue or earnings from operations. The Company is an exploration stage company and no cash flow or operating revenues are anticipated until one of the Company's projects comes into production, which may or may not occur. As such, the Company has had negative cash flow since the date of its incorporation and is subject to many risks common to such enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. The Company expects to continue to expend substantial financial and other resources on exploration and development of Las Chispas. These investments may not result in revenue or growth in the business. If the Company cannot eventually earn revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. There is no assurance that an investor will be successful in achieving a return on an investment in the Common Shares of the Company and the likelihood of success must be considered in light of its early stage of development. If the Company fails to eventually earn revenue, its business, results of operations, financial condition and prospects could be materially adversely affected.

The Company may be unable to raise the capital necessary for it to execute its strategy on favourable terms or at all.

The Company will require additional financing to advance beyond the currently planned surface and underground exploration programs at Las Chispas in order to develop Las Chispas and achieve commercial production. Additional funds may not be available when the Company needs them, on terms that are acceptable, or at all. If adequate funds are not available to the Company on a timely basis, it may be unable to proceed with future exploration and development of Las Chispas or with other exploration, development or acquisition of property interests to carry out its business plan, as desired, which could materially affect the Company's business, results of operations, financial condition and prospects.

There is no assurance that the Company's exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or develop new resources.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At this time, apart from the mineral resources on Las Chispas, the Company does not have any properties with mineral resources.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession.  There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company's operations and profitability.

Mineral resources estimates are based on interpretations and assumptions that may not be accurate.

There are numerous uncertainties inherent in estimating quantities of mineral resources and grades of mineralization, including many factors beyond the Company's control. In making determinations about whether to advance a project to development, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Mineral resources or other mineralization estimates may not be accurate.

Any material changes in mineral resources estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. Estimates of mineral resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of the Company's resources uneconomic.

Development plans and cost estimates for Las Chispas may vary or not be achieved.

The Las Chispas Preliminary Economic Assessment includes estimates of future production, development plans, operating costs and capital costs and other economic and technical estimates for Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, many of which are not within the Company's control.

The Las Chispas Preliminary Economic Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Consequently, there is no certainty that the results set out in the Las Chispas Preliminary Economic Assessment would be realized.

The Company may be involved in disputes related to its contractual interests in certain properties.

The Company is a party to agreements pursuant to which it may earn interests in certain properties. Title to such properties may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Enforcement of judgments against the Company or its officers or directors may be difficult.

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and all of its directors and officers are residents of Canada. All of the Company's assets are located outside of Canada and the United States.  As a result, it may be difficult for investors to enforce within Canada or the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws.  In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian or United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada or the United States, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada or the United States. Further, any payments as a result of judgments obtained in Mexico would be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company's operations are subject to extensive environmental, health and safety regulations.

The Company's operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company's future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company's operations.

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide techniques were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

The Company's future success depends on its relationships with the communities in which it operates.

The Company's relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations ("NGOs"), some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company's reputation or financial condition and may impact the Company's relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts in this respect will mitigate this potential risk.

Violence and other criminal activities in Mexico could have an adverse effect on the results and the financial condition of the Company.

Certain areas of Mexico have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company.

The Company may not be able to complete acquisitions it pursues and any completed acquisitions or business arrangements may ultimately not benefit its business.

As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

The mining industry is very competitive.

The Company competes with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater mineral resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it may not be able to grow at the rate it desires, or at all.

The Company's competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Reputational damage could adversely affect the Company's operations and profitability.

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to the Company's handling of environmental matters or dealings with community groups). The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities. The Company does not ultimately have direct control over how it is perceived by others and reputational damage could adversely affect the Company's operations and profitability.

Lack or delay of necessary infrastructure could adversely affect the Company's operations and profitability.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company's projects will be commenced or completed on a timely basis, if at all, that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploration and/or development of the Company's projects will not be higher than anticipated.  In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

The Company is subject to government regulation and failure to comply could have an adverse effect on the Company's operations.

The Company's operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company's past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business; however, even with the application of considerable skill, the Company may inadvertently fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Company may not be successful in obtaining and renewing government permits.

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company's part. The duration and success of the Company's efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company's operations and profitability.

The Company's exploration activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

Exploration activities in Canada and Mexico are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issues, which are priced in Canadian dollars and the majority of the exploration costs of the Company are denominated in United States dollars or Mexican Pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company's failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements which, in turn, could harm the Company's business and negatively impact the trading price or the market value of the Company's securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Company to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company's acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

The Company may be involved in litigation which may have a material adverse impact on the Company's operations and financial condition.

The Company is subject to various claims and legal proceedings, including adverse rulings in current or future litigation against it or its directors or officers. These claims may be subject to various uncertainties and it is possible that some of these claims may be resolved unfavourably. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company's operations and financial condition.

The Company may use certain financial instruments that subject it to a number of inherent risks.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

The Company may be unable to obtain adequate insurance to cover risks.

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Loss of key personnel could materially affect the Company's operations and financial condition.

The Company depends on the business and technical expertise of a number of key personnel, including its directors and executive officers and key personnel working full-time in management and administrative capacities or as consultants. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's exploration and development activities expand, it will require additional key personnel. The Company does not maintain life insurance for such personnel. The loss of any key personnel, or the failure to retain such personnel, could have a material adverse effect on the Company's future operations and financial condition.

The Company may be subject to potential conflicts of interest with its directors and/or officers.

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

The Company may not be able to acquire surface rights to its mineral concessions.

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company's mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company's mineral concessions that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or "Ejidos", and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company's mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights.  There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

There are differences in U.S. and Canadian reporting of mineral resources so that information may not be comparable.

The Company's mineral resource estimates are not directly comparable to those made in filings pursuant to SEC Industry Guide 7 under the United States Securities Act of 1933, as amended, as the Company generally reports mineral resources in accordance with Canadian practices. These practices are different from those used to report mineral resource estimates in reports and other materials filed pursuant to SEC Industry Guide 7. It is Canadian practice to report measured, indicated and inferred resources, which historically has not been permitted in disclosure filed in accordance with SEC Industry Guide 7 by United States issuers. Under SEC Industry Guide 7, historically, mineralization was not classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically has only permitted issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Information Form, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies pursuant to SEC Industry Guide 7.

The Company could be subject to indirect anti-corruption and anti-bribery enforcement proceedings that could adversely affect the Company.

The Company's operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws.  A company may be found liable for violations by not only its employees, but also by its contractors and third party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company's operations.

Any enforcement proceedings under Canada's Extractive Sector Transparency Measures Act against the Company could adversely affect the Company.

The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company's reputation.

Security breaches of the Company's information systems could adversely affect the Company.

The Company's operations depend, in part, upon information technology systems. The Company's information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.3 Mineral Projects

The Company currently has active mineral property interests in Mexico.

4.3.1 Las Chispas Property

The information in this Annual Information Form with respect to Las Chispas which follows is the executive summary extracted from a technical report entitled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico", effective May 15, 2019, as amended and dated July 19, 2019, pertaining to Las Chispas (the "Las Chispas Preliminary Economic Assessment") that was prepared in compliance with NI 43-101 by James Barr, P. Geo., Hassan Ghaffari, P.Eng., and Mark Horan, P.Eng, each of whom is a "qualified person" and "independent", as such terms are  defined in NI 43-101.  The Las Chispas Preliminary Economic Assessment is incorporated by reference in its entirety into this Annual Information Form.

For recent facts and circumstances applicable to the Las Chispas Property arising since the Las Chispas Preliminary Economic Assessment, please refer to the below section titled, "Update to the Technical Summary of the Las Chispas Preliminary Economic Assessment".

The following summary does not purport to be a complete summary of the Las Chispas Preliminary Economic Assessment and is subject to all the assumptions, qualifications and procedures set out in the Las Chispas Preliminary Economic Assessment and is qualified in its entirety with reference to the full text of the Las Chispas Preliminary Economic Assessment.  Readers should read this summary in conjunction with the Las Chispas Preliminary Economic Assessments which may be inspected at the head office of SilverCrest at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours.  It can also be accessed under SilverCrest's profile on SEDAR at www.sedar.com.

* * * * * *

Executive Summary from the Las Chispas Preliminary Economic Assessment

1.0 SUMMARY

1.1	Introduction

SilverCrest Metals Inc. (SilverCrest) retained Tetra Tech Canada Inc. (Tetra Tech) to prepare a National Instrument 43-101 (NI 43-101) Technical Report and Preliminary Economic Assessment (PEA) for the Las Chispas Property (Las Chispas or the Property), located in the State of Sonora, Mexico. The effective date of this PEA is May 15, 2019 and the effective date of the Mineral Resource Estimate is February 8, 2019.

1.2	Property Description, Ownership and History

Las Chispas is the site of historical production of silver (Ag) and gold (Au) from narrow high-grade veins in numerous underground mines dating back to approximately 1640. The bulk of historical mining occurred between 1880 and 1930 by Minas Pedrazzini Gold and Silver Mining Company (Minas Pedrazzini). Minimal mining activity is believed to have been conducted on the Property since this time. In 1910, annual production for three years trailing ranged between 3,064 and 3,540 t with average grades of 1.29 ounces per tonne of gold and 173 ounces per tonne of silver over the period. High grades in the mine are a result of the concentration and formation of numerous primary and secondary silver sulphides; mainly argentite, acanthite, stephanite, polybasite, and pyrargyrite. Numerous world-class mineral specimens from the mine were donated to museums and educational institutions.

Historical mining was conducted along three main structures that are identified by SilverCrest as the Las Chispas Vein, the William Tell Vein, and the Babicanora Vein. Each of these structures has various extents of underground development and many of the workings are restricted to small-scale development on one or two working levels. The most extensive development appears to be along the Las Chispas Vein; historical mining has occurred over a strike length of approximately 1,250 m to a maximum depth of approximately 350 m. Mining at Las Chispas targeted high-grade mineralization through a series of interconnected stopes. An adit was driven into the Babicanora Vein in the 1860’s. Mining was conducted in the hanging wall of the vein at various historic periods. Small-scale mining was also conducted from three, 30 m tunnels at the La Victoria Prospect, located on the southwest portion of the Property.

SilverCrest has gained access to many of the historical workings through extensive mine rehabilitation of approximately 11 km of a known 11.5 km of underground development. Rehabilitation is now complete with access to nine levels (approximately 900 vertical feet) on the Las Chispas Vein.

Access to the Property is good. An upgraded 10 km dirt road connects to the paved Highway 89. Highway 89 connects to Hermosillo, approximately 220 km to the southwest; to Cananea, 150 km to the north; or to Tucson, Arizona, approximately 350 km to the northwest. Nearby communities include Banamichi, located 25 km to the south, which is the service community for the nearby Santa Elena Mine operated by First Majestic Silver Corp. (First Majestic) and Arizpe, located 12 km to the north of the main property gate. The Mercedes Mine operated by Premier Gold Mines Limited (Premier Gold), is located 33 km northwest of Las Chispas.

The Property comprises 28 mineral concessions totaling 1,400.96 ha. Compañia Minera La Llamarada S.A. de C.V. (LLA), a Mexican wholly-owned subsidiary of SilverCrest, has acquired title to, or entered into option agreements to purchase with five concession holders. SilverCrest owns approximately two thirds of the surface rights covering its optioned mining concessions. A 20-year lease agreement for land access and exploration activities for the remaining one third of the surface rights on the mineral concessions is in place with the local Ejido (Ejido Bamori).

All current Mineral Resources are on SilverCrest controlled surface and mining concessions. The map shown in Figure 1-1 shows the Property layout including mineral concessions and surface rights ownership.

Figure 1-1:        Las Chispas Property and Mineral Concessions Map

1.3	Deposit Type

The mineral deposits are classified as low to intermediate sulphidation epithermal veins, stockwork, and breccia zones, where silver mineralization is present as primary minerals argentite/acanthite and secondary minerals stephanite, polybasite, and pyrargyrite/proustite. Gold concentration is related to silver mineralization and may occur in trace quantities within the silver-sulphosalts, in addition to an electrum phase. Historical records document the irregular ore shoots of extreme high-grade mineralization that often occur in contact with, and likely in relation to, zones of leached and barren quartz and calcite filled fractures. Dufourcq (1910) describes these zones as commonly occurring horizontally and are a result of leaching, concentrating, and redistributing the primary silver sulphides.

The deposits have been emplaced through a felsic to more mafic volcaniclastic sequence associated with volcanism of the upper portion of the Lower Volcanic Series, a dominant member of the Sierra Madre Occidental terrane which hosts similar deposits in northeastern portions of the state of Sonora and northwestern portions of the state of Chihuahua.

1.4	Exploration and Drilling

Minefinders Corporation Ltd. (Minefinders) conducted previous exploration work on the Property between 2008 and 2011; however, this exploration work was limited by mineral concession rights. Regional activities consisted of geologic mapping and a geochemical sampling program totaling 143 stream sediment and bulk leach extractable gold (BLEG) samples; 213 underground rock chip samples; and 1,352 surface rock chip samples. The work was successful in identifying three gold targets along the 3 km long structural zone. The most prospective of these targets was interpreted to be an area between the Las Chispas Vein and the Babicanora Vein. Minefinders focused on the furthest western extension of the Babicanora Vein called El Muerto, which is the only part of the trend that was acquired by concession and accessible for exploration work. Minefinders drilled seven reverse circulation (RC) holes, totaling 1,842.5 m from the road to the west and off the main mineralized trends. The program returned negative results and Minefinders dropped the Property in 2012.

SilverCrest Mines Inc. (now a subsidiary of First Majestic), through its subsidiary Nusantara de Mexico S.A. de C.V., executed option agreements to acquire rights to 17 mineral concessions in September 2015. On October 1, 2015, these mineral concessions were transferred to SilverCrest Metals subsidiary LLA further to an arrangement agreement among SilverCrest Metals Inc., SilverCrest Mines Inc., and First Majestic. After October 2015, LLA obtained the rights to 11 additional mineral concessions.

Before SilverCrest acquired the Las Chispas Property in October 2015, no drilling had been completed on the northwest to southeast mineralized trend that contains the Las Chispas and Babicanora areas.

SilverCrest began exploration work on the Property in February 2016 with a primary focus on the Las Chispas, William Tell, and Babicanora veins. From February to October 2016, the Phase I exploration program consisted of initial core drilling in the Las Chispas area, surface and underground mapping and sampling, and rehabilitating an estimated 6 km of underground workings. From November 2016 to February 2018, the Phase II exploration program consisted of additional drilling, surface and underground mapping and sampling, further rehabilitation of 4 km of underground workings, plus auger and trenching of surface historic waste dumps. The Phase III exploration program commenced in February 2018 and is currently ongoing as of the effective date of this PEA. The Phase III exploration program has so far consisted of drilling, additional surface and underground mapping and sampling, and rehabilitation of 1 km of underground workings to complete the underground rehabilitation program of 11 km. The extensive mapping and sampling program being undertaken by SilverCrest has identified that many of the mineralized showings are narrow and high-grade, low to intermediate sulphidation epithermal deposits hosted in volcaniclastic rocks. Up to February 8, 2019, the completed Phase I, Phase II, and partial Phase III surface and underground drill programs total approximately 117,057.65 m in 439 core holes.

The Phase I core drilling of 22 holes totaling 6,392.6 m and 4,227 samples targeted near surface mineralization and lateral extensions of previously mined areas in the Las Chispas Vein, in addition to the William Tell Vein and the La Victoria Prospect. The Phase II core drilling of 161 drill holes totaling 39,354.60 m and 22,899 samples targeted unmined portions of the Las Chispas Vein, delineation of the Giovanni, Giovanni Mini, La Blanquita, and other unnamed veins, in addition to exploration of the La Varela Vein, all within the Las Chispas Area. Drilling of the Babicanora Vein focused on delineating the down plunge and vertical extents of the Babicanora Vein, in addition to exploratory drilling on the Amethyst Vein and the Granaditas Target, all within the Babicanora Area. The Phase III core drilling of 256 drill holes totaling 71,310.45 m and 33,551 samples targeted the Babicanora, Babicanora Norte, Babicanora Sur, Luigi, and Granaditas veins as well as continuing to delineate the down plunge and vertical extents of the Babicanora Hanging Wall (HW) Vein and Footwall (FW) Vein.

Drilling on the Babicanora Vein has identified significant silver and gold mineralization along a regional plunging trend that has been named the Area 51, based on anchor mineral intersection in hole BA17-51. The Area 51 Zone measures approximately 800 m along strike, 300 m vertically, and remains open down plunge. The top of Area 51 is located at approximately the same elevation as the valley bottom, or 200 vertical metres from the ridge crest. Within the Area 51 Zone, a high-grade shoot named Shoot 51, has been delineated by drilling to be approximately 300 by 250 m and represents a high-grade core of mineralization with silver equivalent (AgEq) grades greater than 1,000 gpt on a vein composite basis and minimum true thickness of 1.5 m.

Table 1-1 shows select highlights of the Phase III drilling results. The locations of SilverCrest’s drilling in the Las Chispas Area is shown in Figure 1-2 and in the Babicanora Area in Figure 1-3. Surface collar locations were initially surveyed using a handheld global positioning system (GPS) unit and then by a professional surveyor using a differential Trimble GPS. All drill hole inclinations were surveyed utilizing single-shot measurements with a Flex-it® tool. Underground collar locations were surveyed relative to the underground survey network, which has been tied in by a professional survey contractor.

Table 1-1:	Las Chispas Most Significant Drill Hole Results for Recent Phase III (September 2018 to February 2019)(3,4,5,6)

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora	BA18-93	300.5	304.6	4.1	3.8	6.78	1,091	1,599
Babicanora	incl.	302.4	304.6	2.2	2.0	8.97	1,505	2,177
Babicanora	BA18-94	307.4	312.0	4.6	3.5	33.06	2,092	4,570
Babicanora	incl.	310.2	311.3	1.1	0.8	80.65	6,573	12,622
Babicanora	BA18-95	294.0	308.2	14.2	11.1	3.99	580	879
Babicanora	incl.	296.0	298.7	2.7	2.1	8.01	1,250	1,850
Babicanora	incl.	303.1	304.2	1.1	0.9	25.5	2,381	4,293
Babicanora	BA18-96	200.2	214.4	14.1	9.9	14.40	2,132	3,212
Babicanora	incl.	204.1	210.5	6.4	4.5	30.28	4,498	6,769
Babicanora	incl.	208.5	209.5	1.0	0.7	102.15	12,757	20,418

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora	BA18-97	294.0	296.0	2.0	1.5	2.52	454	643
Babicanora	incl.	294.0	295.0	1.0	0.7	4.57	821	1,164
Babicanora	BA18-110	370.0	373.6	3.7	3.3	3.72	451	730
Babicanora	incl.	373.1	373.6	0.6	0.5	14.55	1,640	2,731
Babicanora	BA18-112	205.9	206.6	0.7	0.6	0.65	174	223
Babicanora	BA18-113	137.2	140.4	3.3	2.9	1.08	365	445
Babicanora	BA18-114	289.0	293.2	4.2	3.0	5.37	998	1,401
Babicanora	incl.	291.1	292.2	1.1	0.8	11.95	1,860	2,756
Babicanora	incl.	309.1	311.2	2.1	1.5	2.49	226	413
Babicanora	BA18-115	172.7	177.4	4.7	4.3	0.73	149	204
Babicanora	BA18-116	318.9	321.6	2.8	2.4	4.30	1,572	1,894
Babicanora	incl.	320.0	320.8	0.8	0.7	6.38	4,160	4,639
Babicanora	BA18-118	219.6	226.1	6.5	4.0	0.50	211	249
Babicanora	BA18-119	351.8	352.3	0.5	0.4	0.78	106	164
Babicanora	incl.	362.6	364.1	1.5	1.2	5.44	774	1,182
Babicanora	BA18-120	185.8	195.0	9.2	8.6	0.98	409	483
Babicanora	BA18-122	194.3	207.5	13.2	9.3	39.66	3,361	6,336
Babicanora	incl.	194.3	194.8	0.5	0.4	252	9,740	28,640
Babicanora	incl.	198.9	200.2	1.3	0.9	92.7	7,570	14,522
Babicanora	incl.	205.4	206	0.6	0.4	47.3	7,760	11,307
Babicanora	incl.	224.8	226.8	1.9	1.4	6.01	722	1,173
Babicanora	BA18-123	260.8	264.6	3.9	3.1	12.58	326	1,269
Babicanora	incl.	262.5	263.1	0.6	0.5	81.80	540	6,675
Babicanora	BA18-124A	240.6	241.4	0.8	0.7	1.38	151	254
Babicanora	BA18-125	207.2	208.7	1.5	1.2	1.81	34	170
Babicanora	BA18-126	428.0	429.5	1.5	1.2	11.29	1,037	1,885
Babicanora	incl.	428.0	428.5	0.5	0.4	30.70	2,760	5,062
Babicanora	BA18-128	334.2	337.4	3.2	2.6	3.33	357	607
Babicanora	incl.	334.2	335.8	1.7	1.4	5.10	951	959
Babicanora	BA18-131	277.5	284.0	6.5	4.2	9.99	837	1,586
Babicanora	incl.	280.3	281.7	1.4	0.9	35.70	2,670	5,347
Babicanora	BA18-132	205.7	210.8	5.1	3.3	11.47	1,314	2,174
Babicanora	incl.	207.2	208.9	1.7	1.1	14.96	1,666	2,788

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora	incl.	210.3	210.8	0.5	0.3	36.90	4,100	6,867
Babicanora	BA18-133	227.8	229.2	1.4	1.0	64.25	11,020	15,839
Babicanora	incl.	228.3	229.2	0.9	0.6	96.30	16,721	23,943
Babicanora	BA18-134	179.8	181.4	1.6	1.6	0.06	175	179
Babicanora	BA19-139	262.5	264.2	1.7	1.5	0.05	296	300
Babicanora	BA19-142	431.4	432.9	1.5	1.3	15.57	1,526	2,694
Babicanora	incl.	431.9	432.4	0.5	0.4	31.30	3,100	5,448
Babicanora Central	UB18-14	92.2	99.1	6.9	5.1	4.16	197	510
Babicanora Central	incl.	96.0	96.5	0.5	0.4	10.80	458	1,268
Babicanora Central	UB18-15	64.5	66.9	2.4	1.8	0.10	192	197
Babicanora Central	UB18-16	21.1	21.6	0.5	0.4	2.05	5	159
Babicanora Central	UB18-17	66.6	75.5	8.9	6.3	0.21	330	346
Babicanora Central	UB18-18	70.8	73.7	2.9	2.6	9.84	236	974
Babicanora Central	UB18-20	91.5	93.0	1.5	1.0	2.73	40	245
Babicanora Central	UB18-21	39.8	48.0	8.3	7.8	0.95	408	479
Babicanora Central	incl.	46.5	48.0	1.5	1.4	0.14	1,917	1,928
Babicanora Central	UB18-22	48.0	57.0	9.0	9.0	2.09	353	509
Babicanora Central	incl.	49.5	51.0	1.5	1.5	1.90	933	1,076
Babicanora Central	UB18-23	37.1	51.0	13.9	13.9	1.42	208	314
Babicanora Central	incl.	50.0	51.0	1.0	1.0	16.40	349	1,579
Babicanora FW	BA18-115	208.7	209.2	0.5	0.5	9.81	935	1,671
Babicanora FW	BA18-120	225.5	226.0	0.5	0.5	0.98	409	483
Babicanora FW	BA18-122	224.8	225.4	0.7	0.6	17.6	2,110	3,430
Babicanora FW	BA18-128	342.7	343.7	1.0	0.8	5.13	543	927
Babicanora FW	incl.	343.2	343.7	0.5	0.4	9.57	997	1,714
Babicanora FW	BA18-134	192.5	194.5	2.0	2.0	1.18	149	238
Babicanora FW	BA19-142	435.6	436.1	0.5	0.4	2.55	268	459
Babicanora FW	UB18-14	34.0	36.0	2.0	1.0	1.21	143	234
Babicanora FW	UB18-18	5.1	6.2	1.1	1.0	1.59	128	247
Babicanora FW	UB18-19	3.5	6.0	2.5	2.3	1.26	52	146
Babicanora FW	UB18-20	10.3	11.4	1.1	0.7	0.79	90	149
Babicanora FW	UB18-21	9.5	10.0	0.5	0.5	25.90	2,010	3,952
Babicanora FW	UB18-22	13.3	16.1	2.8	2.8	1.61	35	156

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Babicanora HW	BA18-110	342.4	342.9	0.5	0.4	2.88	270	486
Babicanora HW	BA18-116	300.8	301.4	0.6	0.5	1.72	152	281
Babicanora HW	BA18-123	240.4	244.0	3.6	2.9	0.05	328	332
Babicanora HW	BA18-124A	237.8	238.4	0.6	0.6	0.66	113	163
Babicanora HW	BA18-130	146.9	147.4	0.5	0.5	5.73	195	625
Babicanora HW	BA18-134	156.0	156.5	0.5	0.5	1.47	199	309
Babicanora HW	BA19-142	423.3	424.6	1.3	1.2	2.18	268	432
Babicanora HW	UB18-23	79.3	80.6	1.3	1.3	0.05	167	171
Babicanora Norte	BAN18-43	119.4	120.4	1.0	0.6	2.79	295	504
Babicanora Norte	BAN18-50	366.0	367.8	1.8	1.3	2.10	2	159
Babicanora Norte	BAN18-51	58.5	59.0	0.5	0.5	0.81	93	154
Babicanora Norte	BAN18-54	161.4	161.9	0.5	0.5	5.57	32	450
Babicanora Norte	BAN18-56	150.3	151.0	0.7	0.6	4.66	409	759
Babicanora Vista	UBN18-03	163.1	163.7	0.6	0.6	3.26	530	775
Babicanora Vista	BAN18-53	269.9	271.0	1.1	1.0	2.72	176	380
Babicanora Sur	BAS18-07	147.6	149.9	2.2	2.2	4.63	209	556
Babicanora Sur	incl.	149.0	149.9	0.9	0.9	8.44	376	1,009
Babicanora Sur	BAS18-09	139.4	140.1	0.6	0.6	5.47	123	533
Babicanora Sur	BAS18-10	98.6	99.8	1.3	1.2	6.56	4	496
Babicanora Sur	BAS18-14	158.6	159.6	1.1	1.1	2.30	166	338
Babicanora Sur	BAS18-16	183.5	184.7	1.2	1.1	1.14	94	180
Babicanora Sur	BAS18-19	234.5	235.5	1.0	0.8	3.29	286	533
Babicanora Sur	incl.	234.5	235.0	0.5	0.4	6.51	571	1,059
Babicanora Sur	BAS18-24	77.6	78.2	0.6	0.5	1.76	117	249
Babicanora Sur	BAS18-26	227.0	228.1	1.1	0.9	1.53	117	232
Babicanora Sur	BAS18-27	124.4	125.4	1.0	0.6	9.33	66	766
Babicanora Sur	BAS18-29	193.0	194.0	1.0	1.0	1.04	80	158
Babicanora Sur	BAS18-31	230.6	232.8	2.2	2.2	18.78	2,147	3,556
Babicanora Sur	incl.	231.7	232.8	1.1	1.1	33.85	3,905	6,444
Babicanora Sur	BAS18-33	148.6	150.0	1.4	0.9	5.01	197	573
Babicanora Sur	incl.	148.6	149.3	0.7	0.5	6.86	301	816
Babicanora Sur	BAS19-37	111.0	112.6	1.6	1.2	2.66	16	215
Babicanora Sur	BAS19-39	248.0	250.1	2.1	1.7	2.73	204	409

table continues...

Vein	Hole No.	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (gpt)	Ag (gpt)	AgEq* (gpt)

Babicanora Sur	incl.	248.7	249.4	0.7	0.6	4.24	327	645

Babicanora Sur HW	BAS18-11	76.3	78.0	1.8	1.7	2.01	4	155

Babicanora Sur HW	BAS18-23	206.8	207.5	0.7	0.6	1.52	128	242

Babicanora Sur HW	BAS18-27	13.7	15.1	1.5	0.8	7.63	34	606

Babicanora Sur HW	BAS19-35	36.0	36.5	0.5	0.3	10.25	7	775

Babicanora Sur HW	BAS18-08	70.3	70.8	0.6	0.6	2.60	5	200

Babicanora Sur HW	BAS18-11	76.3	78.0	1.8	1.7	2.01	4	155

Babicanora Sur HW	BAS18-19	190.5	191.6	1.0	0.8	5.57	183	601

Babicanora Sur HW	BAS18-23	195.0	197.0	2.0	1.2	1.19	106	195
Note:

(1)AgEq is based on silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(2)True width is 80 to 100% of drilled width.
(3)Based on a cut-off grade of 150 gpt AgEq with a 0.5 m minimum width.
(4)U signifies an underground core hole; BA signifies a surface core hole.

(5)The Babicanora FW Vein intercept in hole BA18-122 was noted as part of Babicanora Vein. Babicanora Vista Vein intercepts in BAN18-14, BAN18-30, BAN18-33, and UBN18-03 were previously reported in various news releases as unknown veins.

Figure 1-2:         Las Chispas Area Drilling Overview Map

3,345,750 mN
3,345,500 mN
3,345,250 mN
3,345,000 mN
3,344,750 mN
3,344,500 mN
581,500 mE
581,250 mE
581,000 mE
580,750 mE
580,500 mE
580,250 mE
580,000 mE
579,750 mE
579,500 mE
LAS CHISPAS
Chiltepin 4
Chiltepin 3
Chiltepin 2
Chiltepin 1
El Cumaro
Luigi Vein
Las Chispas Vein
Unnamed
Giovanni Vein
La Blanquita
Unnamed
Giovanni Mini
Unnamed
William Tell Vein
Unnamed
Varela 1
Varela 2
El Muerto
La Bertina
0
125
250
meters

Figure 1-3:         Babicanora Area (including Granaditas Area) Drilling Overview Map

Granaditas Vein
Granaditas Dos
Ranch 2
Ranch 1
Babi Vista
Babicanora HW Vein
Babicanora Norte Vein
Flo Vein
Babicanora FW Vein
Babi Sur Vein
Amethyst
Unnamed
Unnamed
Unnamed
La Victoria
Muerto
ispas Vein
vanni Vein
LAS CHISPAS
meters
0
250
500
3,344,000 mN
3,343,500 mN
3,343,000 mN
3,342,500 mN
3,342,000 mN
582,500 mE
582,000 mE
581,500 mE
581,000 mE
580,500 mE
580,000 mE
579,500 mE
579,000 mE

1.5	Mineral Processing and Metallurgical Testing

SGS de Mexico S.A. de C.V. in Durango, Mexico (SGS Durango) conducted two metallurgical test programs for the Las Chispas Project to assess gold and silver recovery. The initial metallurgical test work completed in 2017 focused on using a direct leaching method on oxide, mixed, and sulphide composite samples and was preliminary in terms of extent and complexity.

Further metallurgical test work was conducted in 2018/2019 on three composite samples representing future mill feed materials and one waste composite sample. The 2018/2019 test work included direct leaching confirmation, tests on the combined gravity concentration treatment methods, cyanide leaching on gravity tailings, as well as optimization tests on the varied combined treatment methods. A mineralogical analysis was performed at the Advanced Mineralogy Facility at SGS Canada Inc., located in Lakefield, Ontario (SGS Lakefield), on the gravity concentrate samples as well as the gravity tailings leach residue to determine bulk mineral compositions and deportment of gold and silver.

The 2018/2019 test work results and observations can be summarized as follows:

◾	Gravity concentration tests and head assays confirm that significant amounts of gold and silver in the mineralization occur in nugget gold and silver forms.

◾

The mineral samples tested respond well to the combined treatment consisting of gravity concentration and cyanidation. On average, approximately higher than 98% of the gold and 95% of the silver were extracted from the head samples, including the gold and silver recoveries reporting to the gravity concentrate.

◾

The impact of feed grind sizes tested on overall metal recoveries are insignificant; however, it appears that gold and silver extractions from the gravity concentrates using intensive cyanidation is sensitive to grinding particle size.

◾	Lead nitrate is required for cyanide leaching to improve silver recovery.

◾	Intensive leaching can extract over 99% of metal recoveries from the gravity concentrates tested.

◾

The mineralization also responds well to the combined method consisting of gravity concentration, flotation, and cyanidation. However, further confirmation testing on the gold and silver extraction from the flotation concentrate should be conducted to investigate whether the combined flowsheet can improve overall gold and silver recoveries and reduce reagent consumptions.

Based on the test results, a combined recovery method of gravity concentration and intensive leaching followed by cyanide leaching was recommended for the PEA. Further test work should be conducted to better understand the metallurgical performances of the mineralization and optimize the various parameters for process design and economical assessment. The further test work should include the investigation of metallurgical performances of various variability samples to the optimized process flowsheet. For the economic analysis of the Las Chispas Project in this PEA, a recovery of 89.9% for silver and 94.4% for gold was applied.

1.6	Mineral Resource Estimate

The February 2018 maiden Mineral Resource Estimate (Barr 2018) encompassed vein-hosted material at the Babicanora, Las Chispas, William Tell, and Giovanni veins and surface stockpiled material remaining from historical operations such as waste dumps, waste tailings deposits, and recovered underground muck material. This model was updated in September 2018 (Fier 2018). The Mineral Resource Estimate (Barr and Huang 2019) encompasses vein material from the Babicanora, Babicanora FW, Babicanora HW, Babicanora Norte, Babicanora Sur,

Granaditas, Las Chispas, William Tell, Giovanni, and Luigi veins and previously reported surface stockpiled material.

Drilling since September 2018 has focused on the Babicanora Area, which has enabled SilverCrest to update the Mineral Resources for these veins. Mineral Resources for the Las Chispas Area and the Granaditas Area have not been updated from Fier (2018). Table 1-2 compares the September 2018 maiden Mineral Resource Estimate (Barr 2018) to the February 2019 Mineral Resource Estimate (Barr and Huang 2019).

Table 1-2:	Maiden vs. Updated Mineral Resource Comparison(3,4)

Resource Category(1)	Tonnes (Mt)	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces

September 2018 Resource

Indicated	-	-	-	-	-	-	-

Inferred	4.3	3.68	347	623	511,500	48,298,700	86,701,200

Including Area 51

Indicated	-	-	-	-	-	-	-

Inferred	1.1	7.13	613.8	1,148	256,000	22,040,000	41,238,100

February 2019 Resource

Indicated	1.0	6.98	711	1,234	224,900	22,894,800	39,763,600

Inferred	3.6	3.32	333	582	388,300	38,906,000	68,069,800

Including Area 51

Indicated	0.47	7.90	801	1,393	118,500	12,011,600	20,898,100

Inferred	0.39	6.06	715	1,170	76,500	9,032,700	14,767,600

Notes:

(1)Conforms to NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(4)All numbers are rounded. Overall numbers may not be exact due to rounding.

For all Mineral Resources estimated up to February 8, 2019, SilverCrest constructed vein models using Seequent Limited Leapfrog® Geo v.4.4 and the Tetra Tech Geology Qualified Person (QP) reviewed the vein models. Veins in the Las Chispas and Granaditas areas were constrained to a minimum thickness of 1.5 m true width, and veins in the Babicanora Area were constrained to a minimum thickness of 0.5 m true width. Assay data was composted to 1.0 m lengths in the Las Chispas and Granaditas areas and to 0.5 m lengths in the Babicanora Area. Block models were constructed using GEOVIA GEMS™ v.6.8 and Mineral Resource Estimates, were calculated from surface and underground diamond drilling information A total of 2,647 composite drill core data points were used as the basis for the Mineral Resource Estimate.

One block model was developed for the February 2019 Mineral Resource Estimate. The model was developed for the Babicanora Area, which includes the Babicanora, Babicanora FW, Babicanora HW, Babicanora Norte, and Babicanora Sur veins. The block model was established on 2 m by 2 m by 2 m blocks using the percent model methods in GEOVIA GEMS™ v.6.8. Average estimated overall true vein thickness ranged from 0.84 m at

Babicanora Norte to 3.05 m at Babicanora. Refer to previous Technical Reports for modelling methodology used in the Las Chispas, Granaditas Areas and historic dumps.

Input parameters for block model interpolation included silver and gold grades. Metal grades were interpolated using Ordinary Kriging (OK) and Inverse Distance Weighted to the second power (ID2) methods. Where sufficient data existed, search parameters were based on variographic assessment. Where input grades were used from underground and drill hole sampling, multiple interpolation passes were used to first isolate the underground sample in short range searches, followed by larger searches which included both underground and drill hole sampling. Where only drill hole sampling was available, single interpolation passes were used.

A fixed bulk density value of 2.55 g/cm3 was applied to all materials within the block models. Bulk density was measured in 72 independent laboratory wax coated bulk density tests on mineralized and non-mineralized rock samples resulting in a mean density of 2.69 g/cm3 and in 641 specific gravity measurements collected and analyzed on-site by SilverCrest resulting in a mean density of 2.52 g/cm3.

Table 1-3 summarizes the Mineral Resource Estimates which are effective as of February 8, 2019. Table 1-4 includes a detailed breakdown of the vein estimates and Table 1-5 details the stockpile estimate. Figure 1-4 shows a perspective view of the block models filtered to greater than 150 gpt AgEq. These Mineral Resource Estimates adhere to guidelines set forth in NI 43-101 and the CIM Best Practices.

Table 1-3:	Summary of Mineral Resource Estimates for Vein Material and Surface Stockpile Material at the Las Chispas Property, Effective February 8, 2019(3,5,6,7,8)

Type	Cut-off Grade(4) (gpt AgEq(2))	Classification(1)	Tonnes	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces
Vein	150	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
Vein	150	Inferred	3,464,700	3.42	343	600	380,700	38,241,400	66,823,700
Stockpile	100	Inferred	174,500	1.38	119	222	7,600	664,600	1,246,100
Overall	-	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
Overall	-	Inferred	3,639,000	3.32	333	582	388,300	38,906,000	68,069,800
Notes:

(1)Conforms to NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Mineral Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold, with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)Bulk density of 2.55 t/m3 has been applied to all materials.

(4)Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width; the Babicanora Norte, Babicanora Sur and Babicanora Sur HW, Babicanora FW, and Babicanora HW Veins have been modelled to a minimum undiluted thickness of 0.5 m; Babicanora Main Vein has been modelled to a minimum undiluted thickness of 1.5 m.

(5)The Babicanora resource includes the Babicanora Vein with the Shoot 51 zone. The Giovanni resource includes the Giovanni, Giovanni Mini and the La Blanquita Veins.
(6)Mineral Resource Estimates for the Las Chispas and William Tell Veins and the surface stockpiles are unchanged from the February 2018 Maiden Resource Estimate (Barr 2018).
(7)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(8)All numbers are rounded. Overall numbers may not be exact due to rounding.

Table 1-4:	Mineral Resource Estimate for Vein Material at the Las Chispas Property, Effective February 8, 2019(4,5,6,7,8)

Vein(6)	Classification(1)	Tonnes	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Au Ounces	Contained Ag Ounces	Contained AgEq(2) Ounces
Babicanora	Indicated	646,800	6.57	683	1,175	136,500	14,198,000	24,438,600
	Inferred	670,300	4.46	500	842	98,300	10,775,800	18,145,100
includes Area 51	Indicated	466,600	7.90	801	1,393	118,500	12,011,600	20,898,100
	Inferred	392,700	6.06	715	1,170	76,500	9,032,700	14,767,600
includes Shoot 51	Indicated	280,100	10.09	1,060	1,816	90,900	9,543,200	16,360,700
	Inferred	92,00	8.54	984	1,625	25,300	2,912,100	4,809,600
Babicanora FW	Indicated	157,100	7.49	676	1,237	37,800	3,411,200	6,248,500
	Inferred	207,400	7.62	465	1,037	50,800	3,103,800	6,913,400
Babicanora HW	Indicated	67,800	0.93	154	223	2,000	334,800	486,200
	Inferred	31,500	0.80	145	205	800	147,100	207,500
Babicanora Norte	Indicated	130,500	11.57	1,180	2,047	48,500	4,950,900	8,590,300
	Inferred	277,700	8.21	780	1,395	73,300	6,960,000	12,458,000
Babicanora Sur	Indicated	-	-	-	-	-	-	-
	Inferred	543,900	4.10	268	575	71,600	4,687,800	10,058,700
Las Chispas	Indicated	-	-	-	-	-	-	-
	Inferred	171,000	2.39	340	520	13,000	1,869,500	2,861,000
Giovanni	Indicated	-	-	-	-	-	-	-
	Inferred	686,600	1.47	239	349	32,500	5,269,000	7,699,800
William Tell	Indicated	-	-	-	-	-	-	-
	Inferred	595,000	1.32	185	284	25,000	3,543,000	5,438,000
Luigi	Indicated	-	-	-	-	-	-	-
	Inferred	186,200	1.32	202	301	7,900	1,210,200	1,803,000
Granaditas	Indicated	-	-	-	-	-	-	-
	Inferred	95,100	2.46	221	405	7,500	675,100	1,239,200
All Veins	Indicated	1,002,200	6.98	711	1,234	224,900	22,894,800	39,763,600
	Inferred	3,639,200	3.32	333	582	388,300	38,906,000	68,069,800

Notes:

(1)Conforms to NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves. Inferred Mineral Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Mineral Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold, with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)Bulk density of 2.55 t/m3 has been applied to all materials.

(4)Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 0.5 m true width; the Babicanora Norte, Babicanora Sur and Babicanora Sur HW, Babicanora FW, and Babicanora HW Veins have been modelled to a minimum undiluted thickness of 0.5 m; the Babicanora Main has been modelled to a minimum undiluted thickness of 1.5 m.

(5)The Babicanora resource includes the Babicanora Vein with the Shoot 51 Zone. The Giovanni resource includes the Giovanni, Giovanni Mini and the La Blanquita Veins.
(6)Mineral Resource Estimates for the Las Chispas and William Tell veins and the surface stockpiles are unchanged from the February 2018 Maiden Resource Estimate (Barr 2018).

(7)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(8)All numbers are rounded. Overall numbers may not be exact due to rounding.

Table 1-5:	Mineral Resource Estimate for Surface Stockpile Material at the Las Chispas Property, Effective September 13, 2018

Stockpile Name	Tonnes	Au (gpt)	Ag (gpt)	AgEq(2) (gpt)	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
North Chispas 1	1,200	0.54	71	111	20	2,700	4,200
La Capilla	14,200	4.92	137	506	2,300	62,700	231,600
San Gotardo	79,500	0.79	121	180	2,000	308,100	459,600
Lupena	17,500	1.38	79	182	800	44,300	102,700
Las Chispas 1 (LCH)	24,200	0.78	125	183	600	97,000	142,500
Las Chispas 2	1,100	1.23	236	329	40	8,100	11,300
Las Chispas 3 (San Judas)	1,000	2.05	703	857	100	22,400	27,300
La Central	3,800	0.75	116	172	100	14,300	21,200
Chiltepines 1	200	0.87	175	240	0	800	1,200
Espiritu Santo	1,700	0.52	94	133	30	5,000	7,100
La Blanquita 2	4,600	0.53	118	158	100	17,500	23,400
El Muerto	5,800	2.52	79	268	500	14,900	50,200
Sementales	800	4.38	47	376	100	1,200	9,700
Buena Vista	400	4.62	57	403	100	700	5,100
Babicanora	10,300	1.81	56	192	600	18,500	63,300
Babicanora 2	1,000	2.63	276	473	100	8,900	15,300
El Cruce & 2,3	100	0.75	39	96	3	200	400
Babi Stockpiled Fill	800	1.80	120	255	50	3,100	6,600
LC Stockpiled Fill	300	2.50	243	431	20	2,300	4,200
Las Chispas Underground Backfill	2,000	2.10	243	431	100	16,500	26,600
Babicanora Underground Backfill	4,000	1.80	120	255	200	15,500	32,800
Total	174,500	1.38	119	222	7,600	664,600	1,246,100

Notes:

(1)Conforms to NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(3)Resource is reported using a 100 gpt AgEq cut-off grade.
(4)Resource estimations for the historical dumps are unchanged from the February 2018 Maiden Resource Estimate.
(5)There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.
(6)All numbers are rounded. Overall numbers may not be exact due to rounding.

Figure 1-4:        Vein Block Models Perspective (Looking West)

1.7	Mining Methods

The Tetra Tech Mining QP completed a mine plan for the Las Chispas property based on Indicated and Inferred Mineral Resources. The Mining QP notes the following regarding potential mining conditions at the Las Chispas Property:

◾

Vein widths are generally narrow (Mineral Resources were modelled to a minimum of 1.5 m with the exception of the Babicanora Norte, Babicanora Sur and Babicanora Sur HW, Babicanora FW, and Babicanora HW Veins which were modelled to a minimum undiluted thickness of 0.5 m. True widths may be narrower.

◾	The dip of the veins are generally steep, ranging from 55° to vertical.

◾	In some areas, multiple veins run near parallel or intersect.

Based on this analysis, mechanized cut-and-fill mining, with and without resuing, was selected as the mining method for the PEA. The Mining QP recognizes that additional mining methods have potential for further evaluation for Las Chispas. A geotechnical assessment was not conducted for the PEA; however, site visits and limited desktop work showed relatively good ground conditions.

Based on an assessment of mining equipment, a minimum mining width of 2 m was selected. This minimum mining width was used as a basis for stope shape development using Datamine’s Mineable Shape Optimizer (MSO) software. The Mining QP prepared a preliminary cost estimate based on mining at various widths and this work was used to derive a cut-off grade strategy to proceed with mine planning.

A total of 2.8 Mt, 503,000 oz gold, and 51 Moz silver (88.9 Moz AgEq) were advanced to the mine plan. To the Mineral Resources mined, 130 kt of low-grade dilution, 675 kt of barren rock, and 180 kt of backfill dilution were added to material to be mined for processing. Mineralized material is lost to stope shapes estimated to be in excess of 3% of the mineable tonnage, with additional operating loss of 3% of the mineable tonnage deducted from this total. Table 1-6 shows a summary of resources, dilution, and losses from the mine plan.

Table 1-6:	Summary of Mine Plan Resources, Dilution, and Losses

	Tonnes	Gold (oz)	Silver (oz)	AgEq (oz)

Total Underground Resources Included in Mine Plan	2,777,865	503,140	51,120,397	88,855,902

Low-grade Dilution	129,683	1,363	243,305	345,497

Zero-grade Waste Dilution	674,760	-	-	-

Backfill Dilution	179,115	-	-	-

Operating Losses (Excluding Losses from Stope Shapes)(1)	(75,228)	(10,090)	(1,027,274)	(1,784,028)

Total Underground Mill Feed Included in the PEA	3,686,195	494,413	50,336,428	87,417,371

Surface Stockpiles	174,500	7,742	667,626	1,248,293

Total Mill Feed	3,860,695	502,155	51,004,054	88,665,664
Note:	(1)Additional material is lost to the stope shapes which is not included in this table.

The resulting stope shapes were included in a mine plan along with development. Figure 1-5 and Figure 1-6 show the mine plans completed for Las Chispas that were advanced to the financial model.

Figure 1-5:         Las Chispas Area Stopes and Development – Oblique View(Looking Northeast)

Notes:	yellow – La Blanquita; red – Giovanni; pink – Las Chispas; light blue – William Tell

Figure 1-6:         Babicanora Area Stopes and Development (Plan View)

Notes:	red – Babicanora Main; blue – Babicanora HW; white – Silica Rib; purple – Babicanora Central; light blue – Babicanora FW; yellow – Babicanora Sur; brown – Babicanora Norte; green – Granaditas

Mine scheduling was based on stope and development productivity rates and operations starting in 2022, after construction on the mill and commissioning. The mill operation will ramp up using 100 kt of historic stockpiled material, with feed from the underground mine starting in 2022. High-grade areas of the Babicanora Main Vein will be mined in the early part of the mine schedule, with lower-grade areas of the Las Chispas Area mined at the end of the mine schedule. Table 1-7 shows the mine schedule summary for Las Chispas.

The Mining QP developed a cost model to evaluate mining costs over the life-of-mine (LOM). For the PEA, SilverCrest and the Mining QP agreed to use contractor mining costs for development and to consider contractor mining through adding profit margin to mining costs for underground production.

Table 1-7:	LOM Schedule Summary

	Unit	LOM	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Total Mill Feed	t	3,860,695	100,000	442,570	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341

Gold Grade	gpt	4.05	1.38	7.57	5.28	6.08	4.90	4.39	2.95	1.37	1.37	0.94

Silver Grade	gpt	411	119	656	556	612	497	388	302	219	196	168

AgEq Grade	gpt	714	223	1,224	952	1,068	864	717	523	321	299	239
Note:	all numbers are rounded

1.8	Recovery Methods

A conventional process plant using gravity concentration, cyanidation, and Merrill Crowne processes has been designed to recover gold and silver for Las Chispas Project. The plant will operate at a nominal throughput of 1,250 t/d or 456,250 t/a. As shown in the simplified flowsheet in Figure 1-7, the process plant will consist of the following process circuits:

◾	Three-stage closed-circuit crushing system

◾	Ball mill grinding circuit, integrated with coarse gold and silver recovery circuits:

–	Two parallel centrifugal gravity concentration circuits

–	One intensive leaching circuit

–	One electrowinning circuit

◾	Gold and silver recovery circuits on the gravity concentration tailings:

–	Cyanide leaching circuit

–	Counter current decantation (CCD) wash circuit

–	Merrill-Crowe precipitation circuit

◾	Gold and silver refinery

◾	Cyanide destruction

◾	Tailings dewatering

The plant feed material will be crushed in a conventional closed crushing circuit consisting of three stages of crushing. The crushed materials will be conveyed to a 2,500 t live capacity stockpile. Reclaimed from the stockpile, the crushed materials will be fed the one-stage closed grinding circuit with hydro-cyclones. Two parallel centrifugal concentrators will be intergraded into the grinding circuit to recover coarse gold and silver contained in cyclone underflow. The gravity concentrate will be further treated by the intensive cyanide leaching and electrowinning processes to recover cyanide dissolved gold and silver.

The cyclone overflow, with a particle size of 80% passing 100 µm from the grinding circuit, will be thickened prior to being leached in a conventional cyanide leaching circuit. The cyanide leaching will be conducted in seven 11,000 mm diameter by 11,000 mm high leach tanks purged with oxygen for approximately 90 hours. The leach residue will be washed in four stages of a CCD circuit to separate gold and silver bearing pregnant solution from the barren leach residue. The gold and silver in the pregnant solution will be recovered using a Merrill-Crowe recovery process. The precipitates from the Merrill-Crowe circuit and the electrowinning sludge from the intensive leach circuit will be smelted on-site to produce gold-silver doré bars.

The leach residue will be treated by the sulfur dioxide-air process to reduce weak acid dissociable (WAD) cyanide content to less than 10 mg/L. The detoxicated leach residue will be dewatered by two vacuum belt filters to reduce water content to approximately 20 to 25% or less prior to be conveyed to residue storage facility for dry stacking.

The overall metal recovery was projected as 94.4% for gold and 89.9% for silver based on metallurgical test results and the current mine plan. During the proposed LOM, the process plant is expected to produce 474,000 oz gold and 45,834,000 oz silver contained in the gold-silver doré. Table 1-8 provides LOM doré production projections.

Figure 1-7:         Simplified Process Flowsheet

RUN OF MINE
GRIZZLY & HOPPER
GRIZZLY FEEDER
PRIMARY CRUSHER
SECONDARY CRUSHER
HOPPER
HOPPER
TERTIARY CRUSHER
PRIMARY SCREEN
FINE ORE STORAGE STOCKPILE
VIBRATING FEEDERS
PRIMARY CLASSIFYING CYCLONE
SCREEN
PRIMARY CONCENTRATOR
PRIMARY BALL MILL
ELECTROWINNING
INTENSIVE LEACHING
VENDOR PACKAGE
REGRINDING MILL
CYANIDE
LEACHING PROCESS
OXYGEN
4-STAGE CCD WASH
LEACHING FEED THICKENER
CYANIDE DETOX
VACUUM PUMP
DE-AERATION TOWER
CLARIFIER FILTER
PREGNANT SOLUTION TANK
LEAD NITRATE
Zn DUST
PRECOAT
PRECIPITATE FILTER PRESSES
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
SILVER
DORE
HEAVY METAL
BARREN SOLUTION TANK
PRECIPITATE MIX TANK
FILTER PRECOAT TANK
VENDOR PACKAGE
TAILINGS STOCK TANK
U/G BACKFILL
TAILINGS BELT FILTER
TAILINGS STORAGE
TAILINGS DRY STACKER
PROCESS WATER DISTRIBUTION
PROCESS WATER TANK

REV.	DESCRIPTION
B	ISSUED FOR THROUGHPUT UPDATE
A	ISSUED FOR CLIENT REVIEW

SECTION: PROCESS
SCALE: NONE

SILVERCREST

TETRA TECH

LAS CHISPAS PEA PROJECT

PROCESS FLOWSHEET No.1

SIMPLIFIED PROCESS

DRAWING NUMBER: 1000-00-001
REV.: B

Table 1-8:	LOM Doré Production Projection

	Units		Production Year
		Total/ Average	-1	1	2	3	4	5	6	7	8	9

Mill Feed	kt	3,860,695	100,000	442,570	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341

Mil Feed Grade	gpt Au	4.05	1.4	7.6	5.3	6.1	4.9	4.4	2.9	1.4	1.4	0.9
	gpt Ag	411	119.0	656.5	555.8	612.1	496.6	387.6	302.0	218.7	196.1	167.8

Recovery	% Au	94	89.4	94.4	94.4	94.4	94.4	94.4	94.4	94.4	94.4	94.4
	% Ag	90	84.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9	89.9

Gold and Silver Production in Doré	oz Au	473,812	3,967	101,703	73,057	84,302	67,816	60,735	40,750	18,988	18,903	3,592
	oz Ag	45,833,515	324,822	8,397,549	7,319,748	8,084,643	6,541,819	5,105,671	3,978,327	2,889,498	2,583,451	607,985
	oz AgEq(1)	81,369,437	622,310	16,025,246	12,798,989	14,407,317	11,628,015	9,660,785	7,034,608	4,313,606	4,001,139	877,422
Notes:

(1) AgEq is based on silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold. All numbers are rounded.

1.9	Project Infrastructure

The Las Chispas Property can be accessed via the 10 km existing access road from Highway 89, which is a two-lane, paved all-weather highway. Access road upgrades will be required to facilitate transport of equipment and materials during construction and operation. Figure 1-8 illustrates the overall Las Chispas Project site layout.

The process plant will consist of the crushing, screening, stockpile, grinding, gravity separation, intensive leaching, CCD wash, leaching, reagents, cyanide detoxification, tailings dewatering areas and the gold room. Most of the process plant footprint will be open and roofed only where necessary. The reagent storage and gold room will be enclosed buildings. The gold room will be constructed with thick concrete floors and walls, complete with a heavy-duty building enclosure, closed-captioned televisions (CCTVs), motion sensors and alarms to prevent unauthorized entry.

A fibre-optic backbone will be included throughout the plant to provide an ethernet-type system for voice, data, and control systems bandwidth requirements.

The administration building will be a single-storey, air-conditioned modular building completed with mine dry, lockers, shower facilities, first aid, and office areas for the administrative, engineering, and geology staff.

The maintenance shop will house a wash bay; repair bays; parts storage areas; welding area; machines shop; electrical room; mechanical room; compressor room; and lube storage room, supported by the adjacent storage warehouse, which will be a pre-engineered building with offices and mine dry.

The assay laboratory will be a single-story modular building complete with the required laboratory equipment for grade assaying and control. The laboratory will be equipped with all the required heating, ventilation, and air conditioning (HVAC) systems and chemical disposal equipment.

The power plant will consist of four 1.2 MW diesel generator sets, three operating and one standby. The diesel generators will be located as close as possible to the grinding/mill loads, as these are the largest loads.

Fuel storage requirements for mining equipment, process equipment, and ancillary facilities will be supplied from above-ground diesel fuel tanks located near the portal.

Two “dry stack” type tailings facilities (DSTFs) will be constructed to store tailings at surface that are not used for underground backfill. The surface tailings will be thickened and filtered at the plant and conveyed to the DSTF. The DSTFs will be sited to the north and west of the proposed process plant at a location that does not conflict with drainage and access roads that are located in the adjacent valley bottom. The foundation soils will be compacted to mitigate seepage and a contact water collection ditch will be constructed downstream to intercept runoff and seepage. The contact water collection ditches will drain to storage ponds where the contact water may be treated, if required, and released or pumped back to the process plant for re-use. Surface water diversion ditches will divert surface water from the small catchment area upslope of the DSTFs. The DSTF slope design geometry is 3H:1V to suit typical stability and closure requirements. The east and west DSTFs will be constructed sequentially over the mine life, and ultimately reach approximately 30 m and 38 m high, respectively. Area for potential tailings storage is being permitted.

TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT FOR THE LAS CHISPAS PROPERTY, SONORA, MEXICO

AMENDED DATE: JULY 19, 2019 | EFFECTIVE DATE: MAY 15, 2019

Figure 1-8:         Overall Las Chispas Project Site Layout

LABLO PORTAL
PROPOSED RUN-OFF COLLECTION DITCH
PROPOSED COLLECTION POND WEST
PROPOSED RUN-OFF COLLECTION DITCH
SPILLWAY
BABI CENTRAL PORTAL
DRY STACK TAILINGS FACILITY WEST (EL. 1170 m)
EXISTING AND PROPOSED EXPANSION TO FRESH WATER RESERVOIR
PROPOSED RUN-OFF COLLECTION DITCH
PROPOSED COLLECTION POND EAST
PROPOSED RUN-OFF COLLECTION DITCH
DRY STACK TAILINGS FACILITY EAST (EL. 1190 m)
POTENTIAL DRY STACK TAILINGS EXPANSION AREA
MILL PAD
POTABLE WATER WELL, TANK, AND CHLORINATION MODULE
ACCESS ROAD
BABI MAIN / AREA 51 PORTAL
ADMIN, LAB, WAREHOUSE
EXPLOSIVES MAGAZINE 1
EXPLOSIVES MAGAZINE 2

NOTES:
1. HORIZONTAL DATUM/PROJECTION: MEXICO ITRF92 / UTM ZONE 12N, MEXICO ITRF92 - METRES
2. TOPOGRAPHIC CONTOURS PROVIDED BY SILVERCREST METALS INC.

0 250m

Scale: 1:5,000 @ 11"x17"

DESIGN VOLUME	
DRY STACK TAILINGS FACILITY WEST	935,000 m^3
DRY STACK TAILINGS FACILITY EAST	450,000 m^3
TOTAL	1,385,000 m^3

LEGEND:
- 10 m MAJOR CONTOUR INTERVAL
- 5 m INTERMEDIATE CONTOUR INTERVAL
- RUN-OFF COLLECTION DITCH

CLIENT: SILVERCREST Metals Inc.

TETRA TECH

LAS CHISPAS PEA PROJECT

PLAN VIEW SHOWING CONCEPTUAL SITE LAYOUT

PROJECT NO.	DWN	CKD	REV
MIN.VMIN03016-01	EL	CJ	A
OFFICE: VANCOUVER	DATE: JUNE 03, 2019		

FIGURE 1-7

1.10	Environmental Studies, Permitting, and Social or Community Impact

Under the framework of Mexican Regulation, several environmental permits are required prior to construction and to advance large mining projects such as Las Chispas Project into production. SilverCrest has received four exploration permits which independently authorize surface drilling activities at various locations on the Property with allowance for development of 461 drill pads and require exploration roads.

There are three Secretariat of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or SEMARNAT) permits that are required prior to construction: an environmental impact statement (Manifestación de Impacto Ambiental [MIA]), a risk study (Estudio de Riesgo or [ER]), and an application for a change in forestry land use (Cambio de Uso de Suelo en Terrenos Forestales or [CUSTF]). SilverCrest initiated environmental baseline surveys that have been used for the MIA application and authorization for underground drilling, underground bulk sampling up to 100,000 t for processing off-site and site access road improvements. An MIA permit application was submitted in May 2018 and is pending authorization for the siting of the process plant that is estimated to be received in the second half of 2019. As of the effective date of this PEA, limited baseline work has been conducted on groundwater and surface water systems. This work is expected to start in May 2019 and will be required prior to mine production for authorization of Water Use Concessions and the Water Discharge Permit. As of the effective date of this PEA, SilverCrest owns 300,000 m3 of water rights. This volume is estimated to be sufficient to cover the needs of a 2,000 Mt/d operation. Pursuant to the completion of the baseline studies, SilverCrest will seek application to SEMARNAT for required approvals under the environmental impact assessment process.

SilverCrest has submitted application for a “General Explosives Permit” to the Secretariat of National Defense (Secretaría de la Defensa Nacional or SEDENA) to authorize storage of explosives on-site. Prior to submitting this request, SilverCrest had to complete the construction of two magazines required during the operation. This permit for explosives storage is in the application process through SEDENA. Currently, SilverCrest holds a temporary permit for use of explosives with provision that require transportation and off-site storage managed by SEDENA. The temporary explosives permit will expire on June 28, 2019 and will require the General Explosives Permit, which is anticipated in July 2019 to continue with underground development.

SilverCrest maintains positive relations with various local stakeholder groups including the municipalities of Banamichi and Arizpe, local Ejidos and Land Owners. A social impact study (Trámite Evaluación de Impacto Social or EVIS) should be completed to provide a socio-economic baseline later in the Las Chispas Project’s permit management program.

Work completed to date as part of the MIA applications indicated that the Las Chispas Project has potential for low to moderate impact to local water, air, landscape and potential for moderate to high impact on the local soils, flora, and socio-economic conditions. No known environmental liabilities exist on the Property from historical mining and process operations. Soil and tailings testing were conducted as part of the overall sampling that has been ongoing on-site.

A formal Reclamation and Closure Plan has not been developed for the project and thus reclamation bonds have not yet been established.

1.11	Capital and Operating Costs

1.11.1	Capital Costs

The total estimated initial capital cost for the design, construction, installation, and commissioning of the Las Chispas Project is US$100.5 million. A summary breakdown of the initial capital cost is provided in Table 1-9. This total includes all direct costs, indirect costs, SilverCrest’s costs, and contingency. All costs are shown in US dollars unless otherwise specified.

Table 1-9:	Capital Cost Summary

	Area	Capital Cost Estimate (US$ million)

10	Site Preparation and Access Roads	1.1

25	Underground Mining	19.3

30	Process	27.5

40	Tailings	4.4

50	Overall Site	2.3

70	On-site Infrastructure	6.7

Direct Cost Subtotal		61.3

X	Project Indirect Costs	16.3

Y	SilverCrest’s Costs	8.1

Z	Contingency	14.8

Indirect Cost Subtotal		39.2

Total Initial Capital Cost		100.5

The accuracy range of the estimate is ±35%. The base currency of the estimate is US dollars (US$).

Table 1-10 shows the foreign currency exchange rates for the US dollar to the Canadian dollar (CAD$), and for US dollar to Mexican peso (MXN$) which were applied as required.

Table 1-10:	Foreign Exchange Rates

Base Currency (US$)	Currency
1.00	CAD$0.75
1.00	MXN$20.00

1.11.2	Operating Costs

The average LOM operating cost, at a design mill feed rate of 1,250 t/d, was estimated at US$98.66/t of material processed. The operating cost is defined as the total direct operating costs including mining, processing, and general and administrative (G&A) costs. Table 1-11 shows the summary breakdown of the operating costs.

Table 1-11:	Operating Cost Summary

Area	LOM Average Operating Cost (US$/t processed)
Mining	50.91*
Process and tailings management	32.61
G&A	15.14
Total LOM Operating Cost	98.66
Notes:	*Includes stope development but excludes capitalised underground development.

Figure 1-9 shows the operating cost distribution by area.

Figure 1-9:         Operating Cost Distribution by Area

1.12	Economic Analysis

A PEA should not be considered a Prefeasibility or Feasibility study, as the economics and technical viability of the project have not been demonstrated at this time. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Furthermore, there is no certainty that the conclusions or results reported in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Tetra Tech Financial Model QP prepared an economic evaluation of the Las Chispas Property based on a discounted cash flow model for the 8.5-year LOM, with project development starting in 2020.

The base case forecast for the Las Chispas Property LOM shows an after-tax net present value (NPV) of US$407 million at a 5% discount rate. The after-tax internal rate of return (IRR) is forecast to be 78%, with an after-tax payback period of 0.74 years.

Table 1-12 shows a summary of the economic analysis results and Table 1-13 provides a summary of the projected cashflows for the Las Chispas Project. Figure 1-10 shows the annual after-tax net cash flows (NCFs) and cumulative net cash flows (CNCFs).

Table 1-12:	Economic Analysis Results Summary (including Discounted After-tax NPV)

	Unit	Value

Throughput	t/d	1,250

Mine Life	years	8.5

Diluted Resource	t	3,861,000

Average Diluted Silver Grade	gpt	411

Average Diluted Gold Grade	gpt	4.05

Average Diluted AgEq(1) Grade	gpt	714

Contained Silver(3)	oz	51,004,000

Contained Gold(3)	oz	502,200

Contained AgEq(1)(3)	oz	88,666,000

Silver Recovery	%	89.9

Gold Recovery	%	94.4

Payable Silver (LOM)	oz	45,765,000

Payable Gold (LOM)	oz	473,100

Total AgEq(1)	oz	81,247,000

Average Annual Production (LOM)

Silver	oz	5,384,000

Gold	oz	55,700

AgEq(1)	oz	9,559,000

Average Annual Production (Years 1-4)

Silver	oz	7,575,000

Gold	oz	81,600

AgEq(1)	oz	13,694,000

Project Revenue	US$ million	1,345

Operating Costs	US$ million	381

Government Royalties(4)	US$ million	79.1

Mining Cost(2)	US$/t	50.91

Processing Cost (US$/t)	US$/t	32.61

G&A Cost	US$/t	15.14

Total Operating Cost	US$/t	98.66

Initial Capital Cost	US$ million	100.5

LOM Sustaining Capital Cost	US$ million	50.3

		Table continues

	Unit	Value

LOM AISC	US$/oz AgEq(1)	7.52

Years 1-4 AISC	US$/oz AgEq(1)	4.89

After-tax IRR	%	78

NPV (5%)	US$ million	406.9

Undiscounted LOM Net Free Cash Flow	US$ million	522.5

Payback Period	months	9
Notes:

(1)AgEq is based on a silver to gold ratio of 75:1. This was calculated using long-term silver and gold prices of US$17/oz silver and US$1,225/oz gold with approximate average metallurgical recoveries of 90% silver and 95% gold.

(2)Includes expensed lateral development, but excludes capitalized ramp and vertical development.
(3)Contained ounces for gold and silver are estimated to include 29% Indicated Resources and 71% Inferred Resources.

(4)Royalties include Mexico Government mining royalty of 7.5% from the income on the sale of minerals extracted minus authorized deductions, and an extraordinary governmental royalty of 0.5% of the income for the sale of gold, silver and platinum by mining concession holders for environmental purposes. There are no other royalties on resources other than those imposed by law.

The Las Chispas economic model is based on the following assumptions:

◾	Gold price of US$1,269/oz; and

◾	Silver price of US$16.68/oz.

Metal prices selected for the PEA are based on three-year trailing average prices up to January 2019, spot prices for January 2019, and data from financial institutions on long-term forecasted gold and silver prices.

Figure 1-10:         After-tax Cash Flow

Table 1-13:	Summary of Cash Flows Generated over the LOM

	Units	LOM Total	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035

Development Metres	m	69,342	5,427	4,904	8,075	7,927	7,860	8,699	10,517	10,833	5,100	-	-	-	-	-	-	-

Tonnes Mined Underground	t	3,686,195	-	-	368,070	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341	-	-	-	-	-

Tonnes from Stockpile	t	174,500	-	100,000	74,500	-	-	-	-	-	-	-	-	-	-	-	-	-

Tonnes Milled	t	3,860,695	-	100,000	442,570	455,684	456,980	455,773	455,793	455,753	457,018	455,782	125,341	-	-	-	-	-

Au Grade	g/t	4.05		1.38	7.57	5.28	6.08	4.90	4.39	2.95	1.37	1.37	0.94	-	-	-	-	-

Ag Grade	g/t	411	-	119	656	556	612	497	388	302	219	196	168	-	-	-	-	-

Au Ounces Recovered	oz	473,812	-	3,967	101,703	73,057	84,302	67,816	60,735	40,750	18,988	18,903	3,592	-	-	-	-	-

Ag Ounces Recovered	oz	45,833,515	-	324,822	8,397,549	7,319,748	8,084,643	6,541,819	5,105,671	3,978,327	2,889,498	2,583,451	607,985	-	-	-	-	-

Net Revenue from Sales	$million	1,345	-	10	265	211	238	192	160	116	71	66	14	-	-	-	-	-

Mining Costs	$million	(197)	-	(0.4)	(24.7)	(23.9)	(28.4)	(28.5)	(27.1)	(24.8)	(18.6)	(14.7)	(5.5)	-	-	-	-	-

Processing Costs	$million	(126)	-	(4.0)	(14.3)	(14.8)	(14.8)	(14.8)	(14.8)	(14.8)	(14.8)	(14.8)	(4.1)	-	-	-	-	-

G&A Costs	$million	(58)	-	(3.4)	(6.6)	(6.6)	(6.7)	(6.7)	(6.7)	(6.7)	(6.7)	(6.7)	(1.8)	-	-	-	-	-

Total Operating Costs	$million	(381)	-	(7.8)	(45.6)	(45.3)	(49.8)	(50.0)	(48.5)	(46.2)	(40.1)	(36.1)	(11.4)	-	-	-	-	-

Government Royalties	$million	(79)	-	(0)	(18)	(14)	(15)	(12)	(9)	(6)	(3)	(3)	(0)	-	-	-	-	-

Initial Capital Costs	$million	(100.5)	-	(54.6)	(45.8)	-	-	-	-	-	-	-	-	-	-	-	-	-

Sustaining Capital Costs	$million	(50.3)	-	-	-	(2.9)	(5.8)	(3.9)	(6.3)	(10.3)	(13.7)	(6.8)	(0.6)	-	-	-	-	-

Working capital	$million	(0)		-	(10.0)	-	-	-	-	-	-	-	-	10.0

Reclamation (bond and expenses)	$million	(4.0)	(4.0)											4.0	(1.0)	(1.0)	(1.0)	(1.0)

Pre-tax Cash Flow	$million	731.9	(58.6)	(43.6)	188.6	146.8	169.1	124.2	91.8	50.5	21.6	26.8	2.8	14.0	(1.0)	(1.0)	(1.0)	(1.0)

Taxable Income	$million	691.3	-	-	166.3	131.7	154.0	109.1	76.7	35.4	6.5	11.7	-	-	-	-	-	-

Taxes Payable	$million	(207.4)	-	-	(49.9)	(39.5)	(46.2)	(32.7)	(23.0)	(10.6)	(1.9)	(3.5)	-	-	-	-	-	-

Net After-tax Cash Flow	$million	524.5	(58.6)	(43.6)	138.8	107.3	122.9	91.5	68.8	39.9	19.6	23.3	2.8	14.0	(1.0)	(1.0)	(1.0)	(1.0)

NPV 5%	$million	406.9

IRR	%	78

Payback Period	years	0.74

1.13	Opportunities

The Las Chispas PEA is the first economic assessment of a potential underground mining operation and has taken in to account the combined geological, mining, metallurgical, processing and permitting considerations into a financial assessment. The work is based largely on exploration work completed by SilverCrest and is an early-stage snap shot of a conceptual mining operation which lacks the detailed investigations and engineering required to advance the project towards production. Conclusions drawn from this work provide an estimate for the time and work needed to move the Las Chispas Project from the current PEA level to a pre-feasibility study and/or a feasibility study level.

There are many opportunities that potentially could improve upon the economics of the PEA which have not been included in this PEA are considered in the next phases of work. Alone or combined, these opportunities could change the approach to development, timelines, capital requirements and operating costs described within the PEA with potential to change the scale, economics and/or the value of the property. Even if not completely understood at this time, it is important to identify and acknowledge the follow opportunities so that the next phase of work takes them into consideration when defining the project design:

◾	Exploration potential to increase resource by exploring 20 of the 30 known veins that are not in the current resource.

◾	Additional resources could potentially become additional reserves for expansion of the plant capacity and subsequent decrease in operating costs.

◾	In-filling of current isolated resources with additional resources and subsequent reserves to reduce development costs per ounce.

◾	Discovery of another high-grade vein to further smooth the decline in production for LOM.

◾	Better definition of exclude resource in this report by in-filling and potentially combining isolated zones to justify costs for development.

◾	Consider less costly mining methods in advanced studies.

◾	Complete detailed metallurgy for potential increase in precious metal recoveries.

◾	Design, permit and construct a power-line to the nation grid currently at $0.09/KWH for reduced operating costs from using diesel power at $0.28/KWH.

◾

Utilize stockpiled mineralized development tonnes mined during pre-production along with a portion of the 174,500 tonnes grading 1.38 gpt Au and 119 gpt Ag, or222 gpt AgEq, already on surface in historic dumps.

1.14	Recommendations

It is recommended that SilverCrest advance to the feasibility level to completely assess the viability of the Las Chispas Project. Prior to completion of a Feasibility Study, several investigations and laboratory test work programs are required to be completed and combined with trade-off studies. Table 1-14 shows a list of the recommended investigations and trade-off studies with a summarized cost estimate to proceed to the next level of study. Recommendations are further detailed in Section 26.0.

Table 1-14:	Cost Estimate for Recommended Work

Item	Units	Cost Estimate (US$000)

Dedicated Sampling and Metallurgical Test Work on Most Significant Veins	200 samples, composites and test work	150

Expansion and Infill Drilling Along Multiple Veins	55,000 m (surface and underground)	9,000

Area 51 Decline and Exploration	1,500 m	3,000

Environmental Baseline Work and Permitting	Decline, explosives, added drilling	445

Water Exploration, Permitting and Concessions Purchase	All rights for water use	200

Update Mineral Resources and Technical Report	Q4 2019 Technical Report	100

Rock Mechanics Studies	Desktop study	150

Cavity Monitoring Surveys	Site visit and underground study	20

Mining Method Trade-off	Desktop study	150

Drifting Along the Vein	Contract mining	1,000

Mining Software Valuation	Desktop work	25

Backfill Study	Laboratory test work and desk top study	25

Ventilation and Escape Way Planning	Desktop study	25

Metallurgical Test Work	Laboratory test work	200

Project Infrastructure and Surface Geotechnical	1,000 m geotechnical drilling, construction scheduling	350

Dry Stack Tailings	Geotechnical, geochemistry, and test work	150

Financial and Feasibility Study	H2 2019 and H1 2020 FS	2,000

Mexico Administration and Labour	G&A	1,500

Corporate Support	Corporate G&A	500

Total	-	20,590

* * * * * *

Update to the Technical Summary of the Las Chispas Preliminary Economic Assessment

The above Technical Summary of Las Chispas was extracted from the Las Chispas Preliminary Economic Assessment which is dated effective May 15, 2019. The following developments have occurred in relation to Las Chispas since that date:

  the start-up of underground development for the Babicanora Vein in the Area 51 zone;

  the grant of a general operating and explosives permit;

  the acquisition of water rights and confirmation of ample water for conceptual operations;

  the addition of three more high-grade discoveries in addition to the Area 51 zone (the Babi Vista Vein, the Babicanora Norte Vein, Area 200 zone and Las Chispas Vein, Area 118 zone);

  the completion of a 180,000-metre core drill program in 2019 and 57,000 metres for the first two months in 2020;

  the approval of the Change of Use of Soil Permit, which is the final major permitting event to allow for mine construction and operation;

  positive reconciliation results from underground in-vein development of the Babicanora Vein, Area 51 zone;

  underground mine development of 3,700 metres;

  stockpiling of an estimated 29,000 tonnes at an estimated grade of 1,000 gpt silver equivalent up to the end of February 2020; and

  the commencement of construction of Las Chispas site administration office and warehousing in February 2020.

In June 2019, the Company intersected the Babicanora Vein in the high-grade Area 51 zone with the newly constructed Santa Rosa Decline and proceeded with development. During this development drifting, a total of 133 channel samples were collected from blast faces, analyzed, and compiled to determine the estimated average vein width and grade. Compilation shows an average vein width in this area of 2.6 metres, comparable to approximately 3.0 metres in the resource block model for this area. Compilation of underground sample results within the vein shows an uncut undiluted weighted average grade of 13.70 gpt gold and 1,107.6 gpt silver, or 2,132 gpt silver equivalent. For comparison purposes, the estimated grade from the current resource block model for the mined area (undiluted but with capping applied) is 3.60 gpt gold and 592 gpt silver, or 863 gpt silver equivalent. While the difference between the results is significant, the sampling covers a small part of the resource for the Babicanora Vein and should not be considered representative.

In July 2019, the Company received approval from the Secretaria de Medio Ambiente y Recuros Naturales granting approval of the Environmental Impact Statement ("MIA") for the development of Las Chispas. The MIA provides the Company with conditional approval to construct a 3,000 (maximum capacity) tonne per day underground mine and a conventional processing facility with subsequent dry stack tailings and underground backfill for Las Chispas. The MIA remains in good standing for 14 years until July 17, 2033, subject to the appropriate environmental management activities.

In August 2019, the Company received approval from the Secretaria de la Defensa Nacional for the operational storage and use of explosives at Las Chispas. The General Explosives Permit is valid for the life-of-project while exploring, developing or potentially producing, and is subject to various standard purchase, consumption, reporting and safety provisions. The Company also acquired local water rights for Las Chispas, which are transferable to more efficiently located operational well(s) at the Company's discretion. The Company also exercised its last outstanding option agreement to fully acquire the remaining four of the 28 concessions at Las Chispas, thereby obtaining 100% ownership in all Las Chispas mining concessions containing vein mineral resources.

In November 2019, the Company announced additional expansion drill results on the Las Chispas and Giovanni veins which established an initial high-grade footprint for this newly defined high-grade zone named the Area 118 zone located within a lower horizon of the Las Chispas and Giovanni veins. The approximate high-grade footprint of Area 118 is 300 metres along strike by 125 metres in height and includes two adjacent and intersecting veins, Las Chispas and Giovanni. The weighted average (true width, uncut and undiluted grades) of the defined initial high-grade footprint in this zone is 1.6 metres grading 16.54 gpt gold and 1,837.3 gpt silver, or 3,078 gpt silver equivalent.

In February 2020, the Company announced the new discovery of the Babicanora Norte Vein southeast faulted extension named the "Area 200 zone" or "Area 200" after the discovery drill hole BAN19-200, which intercepted 2.0 metres (true width) grading 6,418 gpt silver equivalent. With this discovery, the Babicanora Norte Vein became the highest-grade vein currently known on the property. Expansion drilling has significantly increased the strike length of the Babicanora Norte Vein from 1.2 kilometres to over 2.0 kilometres. An initial high-grade footprint for Area 200 of 500 metres long by 125 metres in height has been established. Drill results in Area 200 show an estimated average true width of 1.5 metres with a weighted average grade of 16.11 gpt gold and 2,166.5 gpt silver, or 3,375 gpt silver equivalent (uncut undiluted).

In March 2020, the Company confirmed metallurgical test results with increased precious metal recoveries and enhanced process design changes. The results show an increase of recoveries to 96.1% gold and 93.9% silver, or 95.0% silver equivalent; based on a ratio of 75 (silver): 1 (gold), with average metallurgical recoveries of 95% gold and 90% silver. These results represent an increased recovery of 3.4% silver equivalent over the previous metallurgical test results, as presented in the Las Chispas Preliminary Economic Assessment. Along with metallurgical testing, the Company reported process design changes, the most significant of them being the following: (i) three-stage crushing revised to single stage crushing, (ii) ball mill revised to semi-autogenous mill, and (iii) increase in thickener and leach tanks to compensate for shear zone clays and high-grade mineral silver-gold mineralization. With these results and design in-hand, the Company initiated the Basic Engineering for the process plant.

In-fill and expansion drill results for the Babi Vista Vein were announced in March 2020. The high-grade footprint for the Babi Vista Vein has almost doubled in size to approximately 400 metres along vein strike by 150 metres in height, and open along strike, towards surface and at depth. Within this footprint, the estimated average true width and grade of the vein is 1.2 metres grading 16.18 gpt gold and 1,272.9 gpt silver, or 2,486 gpt silver equivalent (uncut undiluted). This average grade of silver equivalent is 230% higher than the previous estimate in November 2019 of 753 gpt silver equivalent (at 2.2 metres grading 4.70 gpt gold and 401.1 gpt silver), with a reduction in estimated average vein width of 45%.

In the first two months of 2020, the Company has drilled approximately 57,000 metres of its planned 2020 program of 125,000 metres, which was previously announced on January 16, 2020. There are currently eight core drills operating at Las Chispas, reduced from 19 drills operating in January 2020. The reduction of 11 exploration drills in the Las Chispas area was to allow for further compilation and re‑interpretation work before continuing expansion drilling in this area. Of the eight rigs operating, seven surface and one underground, seven rigs are completing expansion holes in the Babicanora Area on known and new veins, and one rig is working on known vein targets for the Las Chispas area. Given the current global outbreak of COVID-19, the Company may reduce the number of active core drills further and will be re-assessing its 2020 exploration budget for the Las Chispas property.

By the end of February 2020, cumulatively, the Company had completed approximately 3,700 metres of underground development, including 800 metres of in-vein development, and stockpiled approximately 29,000 tonnes of mineralized material. The Company had originally anticipated to complete 5,400 metres of development in 2020, including in-vein drifting, and adding an additional 52,000 tonnes of mineralized material to its stockpile. This projection is now subject to change. Noteworthy is underground development being approximately 200 metres ahead of schedule to date.

The Company is focused on advancing the feasibility study to completion in H2, 2020, subject to resolution of the COVID-19 pandemic. To this end, the Company is preparing a new resource estimation, including Area 118, Area 200 and Babi Vista Vein, as well as preparing mine design, mine dilution, reserve estimation and mining operating and capital costs with a focus on optimizing metallurgical recoveries, finalizing the processing circuit, and estimating plant capital and operating costs.

4.3.2  Other Exploration Properties

Cruz de Mayo Property

The Cruz de Mayo property is located in the State of Sonora, Mexico, approximately 22 km northwest of the town of Cumpas and 163 km north east of Hermosillo. Cruz de Mayo presently consists of the Cruz de Mayo 2 mineral concession. SilverCrest through La Llamarada has 100% ownership of the Cruz de Mayo 2 concession. The Company also had the right to purchase 100% interest in the El Gueriguito concession. However, during 2019, the Company delivered a notice of termination to the owner of the El Gueriguito mining concession.

At this time, the Company has no plans to perform any work on the Cruz de Mayo property and therefore no longer considers them to be material properties.  Future payments, obligations or known future taxes payable in respect of the Cruz de Mayo are expected to total approximately U.S.$7,500 per year.

Huasabas Property

The Huasabas property is currently under a cancellation process and located approximately 190 kilometres northeast of Hermosillo, Sonora, Mexico.  The community of Huasabas (estimated population 1,000) is located approximately 15 kilometres to the southeast of the property. The property consists of one concession totalling 800 hectares.

The only work the Company conducted was during early 2016, whereby the Company completed approximately 1,091 metres of drilling in five core holes. Drill results indicate the presence of a large epithermal system with up to 225 metres of drill intercepted breccias, stockwork veining and banded veins in Tertiary volcanics.  Geochemical assay results show that the near surface mineralization is close to the top of the epithermal system with strong Au-Ag-Ba- Sb-As-Hg anomalies. Drill results for the first five holes showed multiple intercepts from 5 to 10 metres wide grading 0.1 to 0.3 grams per tonne gold and 5 to 15 grams per tonne silver.

Silver Angel Property

The Silver Angel property is located approximately 165 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (estimated population 2,000) is located approximately 25 kilometres to the west of the property.  The property consists of one concession totalling 619 hectares.

At this time, the Company has no plan to perform any work on the Silver Angel property.  Future payments, obligations or known future taxes payable in respect of the Silver Angel property are expected to total approximately U.S.$10,000 per year.

Estacion Llano Property

The Estacion Llano property is located approximately 140 kilometres north of Hermosillo, Sonora, Mexico. The community of Estacion Llano (estimated population 1,000) is located approximately 8 kilometres to the east of the property.  Also, Alio Gold Inc.'s San Francisco mine is adjacent to the property, which consists of one concession totalling 2,379 hectares.

At this time, the Company has no plan to perform any work on the Estacion Llano property. This property is currently subject to litigation and, depending on the outcome, may not ultimately be transferred to the Company. As a result, there are no known future payments, obligations or known future taxes payable in respect of the Estacion Llano property except for concession payments of approximately U.S.$40,000 per year.

Guadalupe Property

The Guadalupe property is located approximately 110 kilometres northwest of Durango City, Durango, Mexico. The community of Gavilanes (estimated population 145) is located adjacent to the property, and San Miguel de Cruces (estimated population 1,800) is approximately 25 kilometres north. The property consists of one concession totalling 4,762 hectares.

On February 28, 2018, the Company and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold, entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was U.S.$500,000 to be paid as follows: U.S.$100,000 on signing of the agreement (received); U.S.$100,000 no later than 12 months from the date of signing the agreement (received); and U.S.$300,000 no later than 24 months from the date of signing of the agreement. During 2019, the Company agreed to discount the remaining amount to US$250,000 in exchange for an accelerated payment from the optionee. Accordingly, the Company received US$250,000 and the optionee exercised its option to earn 100% title to the property.

5. DIVIDENDS

5.1 Dividends

Since its organization, the Company has not paid any dividends on its Common Shares and there is no current intent to pay dividends in the future.

6. CAPITAL STRUCTURE

6.1 General Description of Capital Structure

The Company's authorized share capital consists of an unlimited number of common shares without par value ("Common Shares") and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 110,164,589 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Common Shares

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board of Directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attached to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

Preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of Common Shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series.  Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

7. MARKET FOR SECURITIES

7.1 Trading Price and Volume

The Common Shares of the Company are listed for trading in Canada on the TSX under the symbol "SIL". The Company graduated to the TSX from the TSX-V on August 29, 2019. The Company's Common Shares are also listed for trading on the NYSE.

The monthly high and low prices and total trading volumes for the Company's Common Shares on the TSX-V and TSX during fiscal 2019 are as set out below:

Month	High ($)	Low ($)	Volume
January 2019	4.89	3.73	3,273,800
February 2019	5.02	4.70	2,027,600
March 2019	4.97	4.34	1,942,900
April 2019	4.75	4.10	1,738,000
May 2019	4.78	3.99	4,270,980
June 2019	5.40	4.50	3,030,800
July 2019	7.24	4.87	5,146,000
August 2019	8.70	6.00	4,757,900
September 2019	8.73	6.67	5,099,800
October 2019	8.35	6.78	4,445,400
November 2019	7.94	6.88	8,691,600
December 2019	9.75	7.35	7,836,400

8. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

8.1 Escrowed Securities

To the Company's knowledge, there are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9. DIRECTORS AND OFFICERS

9.1 Name, Occupation and Security Holding

The following table sets forth the name, province or state and country of residence, position with the Company at the date hereof, and principal occupation during the five preceding years of each director and executive officer of the Company. Each of the directors of the Company holds office until the next annual general meeting of the Company unless the director's office is earlier vacated in accordance with the articles of the Company or the director becomes disqualified to serve as a director.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
Graham C. Thody(1) British Columbia, Canada	Chairman and Director	Director since August 6, 2015

Retired Chartered Professional Accountant; Consultant to UEX Corporation ("UEX") from January 2014 to December 2015; President and Chief Executive Officer of UEX from November 2009 to January 2014; Chairman of UEX since January 2015; Chairman of Goldsource Mines Inc. ("Goldsource") from February 2014 to January 2018; Director of Goldsource since December 2003; and Director of ValOro Resources Inc. (formerly Geologix Exploration Inc.) from May 2005 to December 2018.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
N. Eric Fier British Columbia, Canada	Chief Executive Officer and Director	Director since June 23, 2015

Chief Executive Officer of the Company since June 2015; President of the Company from August 2015 to January 1, 2018, and; Chief Operating Officer of Goldsource since June 2010; Executive Chairman of Goldsource since January 2018; Chief Operating Officer, from May 2003 to October 2015, and President, from June 2013 to February 2015, of SilverCrest Mines; and President of Maverick (Mining) Consultants Inc. since July 2001.

Ross O. Glanville(2)(3) British Columbia, Canada	Director	Director since August 6, 2015	Professional Mining Engineer and Corporate Director

Hannes Portmann(1)(2)(3)(4) Ontario, Canada	Director	Director since October 31, 2018

Chartered Professional Accountant; Chief Financial Officer and Business Development of Marathon Gold Corporation since October 2019; Independent Consultant from June 2018 to September 2019; President and Chief Executive Officer of New Gold Inc. from January 2017 through May 2018 and Executive Vice President, Business Development of New Gold Inc. from December 2015 to December 2016; and Vice President, Business Development of New Gold Inc. from December 2009 to December 2015.

John H. Wright(2)(3)(4) British Columbia, Canada	Director	Director since January 1, 2017	Member of Business Development of Capstone Mining Corp. since December 2006; and Director of several publicly listed mineral exploration companies.

Ani Markova(1)(4) Ontario, Canada	Director	Director since May 31, 2019	Chartered Financial Analyst and Corporate Director; and VP and Portfolio Manager at AGF Investments from August 2003 to January 2019.

Christopher Ritchie Ontario, Canada	President	N/A	President of the Company since January 1, 2018; Director at National Bank of Canada from 2014 to 2017; and Equity Sales at Canaccord Financial from 2007 to 2014.

Pierre Beaudoin Ontario, Canada	Chief Operating Officer	Director from May 31, 2018 to December 10, 2018	Chief Operating Officer of the Company since November, 2018; and Chief Operating Officer of Detour Gold Corporation from March 2013 to July 2017.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years
Anne Yong British Columbia, Canada	Chief Financial Officer	N/A

Chief Financial Officer of the Company since January 2017; Corporate Controller of the Company from October 2015 to December 2016; Corporate Compliance and Disclosure Officer of SilverCrest Mines from September 2014 to October 2015; and Manager of the Public Company Assurance Group at a local mid-sized Chartered Professional Accountant firm from September 2007 to August 2014.

Nicholas Campbell British Columbia, Canada	Executive Vice President, Business Development	N/A

Executive Vice President, Business Development of the Company since January 2019; Vice President, Business Development of the Company from October 2016 to December 2018; Chief Financial Officer of Goldsource since January 2016; and President of Campbell Advisory Services Inc. since June 2014.

S. Rosy Fier British Columbia, Canada	Vice President, Exploration and Technical Services	N/A

Vice President, Exploration and Technical Services of the Company since January 2019; Exploration Manager of the Company from October 2015 to December 2018; and Exploration Manager of SilverCrest Mines from September 2012 to October 2015.

Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Partner of Koffman Kalef LLP, a law firm (since 1993).

___________________

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Safety Environmental and Social Sustainability Committee.

As at the date hereof, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 6,860,092 common shares or 6% of the then issued and outstanding common shares of the Company.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the directors or executive officers is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:

(a) is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

Ross O. Glanville, a director of the Company, was also a director of Clifton Star Resources Inc. ("Clifton") (now First Mining Finance Corp.) when the British Columbia Securities Commission ("BCSC") issued a cease trade order on July 22, 2011, in connection with Clifton's failure to file technical reports and material change reports in the required forms in respect of disclosure of Clifton's mineral resource estimates on its material properties. After changes in Clifton's management and three of the members of the Board of Directors (as well as the appointment of Mr. Glanville as Chairman of Clifton), and the filing of the relevant documents, the BCSC revoked the cease trade order on March 5, 2012, and the TSX-V reinstated the trading of Clifton's stock on March 9, 2012. In connection with a plan of arrangement transaction among Clifton and First Mining Finance Corp. completed in April 2015, Clifton ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

Mr. Glanville was also a director of Starfield Resources Inc. ("Starfield"), a company which filed a notice of intention to make a proposal ("Notice of Intention") pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada). Pursuant to the Notice of Intention, PricewaterhouseCoopers ("PwC") was appointed as the trustee ("Proposal Trustee") in Starfield's proposal proceedings. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List), the time for Starfield to file a proposal expired on June 28, 2013. Starfield completed a sale of substantially all of its assets related to its Ferguson Lake project in early June 2013. In consultation with the Proposal Trustee, Starfield determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield is deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013, and PwC became the trustee in bankruptcy of Starfield. Starfield also announced that all the directors of the Company and its subsidiaries had resigned effective as at the close of business on June 28, 2013.

N. Eric Fier and Graham C. Thody were directors and/or executive officers of SilverCrest Mines in December 2010 when SilverCrest Mines received notification of administrative proceedings from the United States Securities and Exchange Commission ("SEC").  This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd. ("Strathclair"), a predecessor company to SilverCrest Mines which was under different management until SilverCrest Mines assumed control in 2003. The order alleged that Strathclair (subsequently SilverCrest Mines) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States.  Following discussions with the SEC and in order to remedy the situation, SilverCrest Mines entered into a consent order with the SEC dated January 10, 2011 through which SilverCrest Mines agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of SilverCrest Mines. On May 31, 2011, SilverCrest Mines filed a registration statement on Form 40-F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934.  Upon the registration statement taking effect on August 1, 2011, broker-dealers in the United States were able to effect transactions in common shares of SilverCrest Mines in the United States. In connection with a plan of arrangement transaction among the Company, SilverCrest Mines and First Majestic completed in October 2015, SilverCrest Mines ceased to be listed on any stock exchange or be a reporting issuer in any jurisdiction.

On August 31, 2015, Pierre Beaudoin was the Chief Operating Officer of Detour Gold Corporation ("Detour Gold") when Detour Gold was advised that the Ontario Provincial Police would be investigating the circumstances surrounding the death of an employee that occurred at the Detour Lake mine site on June 3, 2015. On April 21, 2016, Detour Gold was charged with one count of criminal negligence causing death under the Criminal Code as a result of the June 2015 fatality. On August 30, 2017, Detour Gold pleaded guilty to the one count of criminal negligence.  A sentencing hearing was held on August 30 and 31, 2017.  Detour Gold was ordered to pay a fine of $1.4 million plus the 30% victim surcharge provided for under the Criminal Code.  In addition, the court, as requested by Detour Gold, ordered a restitution payment for the family of the deceased worker for lost income through to retirement which was considered when determining the fine amount.

On May 13, 2014, Pierre Beaudoin was the Chief Operating Officer of Detour Gold when a proposed securities class action claiming, among other things, special and general damages in the amount of $80 million, was commenced against Detour Gold and its former President and Chief Executive Officer in relation to Detour Gold's secondary market public disclosure concerning the Detour Lake Mine operations between April 9, 2013 and November 7, 2013 (the "Class Action Claim"). On July 10, 2014, the plaintiff issued an Amended Statement of Claim incorporating allegations in respect of Detour Gold's primary market disclosure, specifically in respect of Detour Gold's final short form prospectus dated June 2, 2013. On November 29, 2016, the parties agreed to settle the Class Action Claim for $6 million and dismiss the action without any admission of liability subject to court approval which was subsequently obtained on June 27, 2017.

9.3 Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the business of the Company.  In particular, certain of the proposed directors and/or officers of the Company serve as directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties and whose business may, from time to time, be in direct or indirect competition with the Company. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company.  Conflicts, if any, will be subject to and governed by laws applicable to directors' and officers' conflicts of interest, including the procedures and remedies available under the BCBCA. The BCBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA. The Company is not aware of any existing or potential material conflicts of interest between the Company and any current or proposed director or officer of the Company.

10. AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and the Canadian Securities Administrators' National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company's audit committee is required to have a charter.  A copy of the Company's Audit Committee Charter is set out in Appendix A to this Information Circular.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair)	Yes	Yes
Ani Markova	Yes	Yes
Hannes Portmann	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Graham C. Thody - Mr. Thody is a member of the British Columbia Institute of Chartered Professional Accountants as well as the Canadian Institute of Chartered Professional Accountants. Mr. Thody has served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, an accounting firm located in Vancouver, British Columbia, from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation ("UEX") from November 2009 until his retirement in January 2014.  He is currently a director of two other reporting companies, including UEX where he is currently Chairman, which are involved in mineral exploration and development throughout North and South America.

Ani Markova - Ms. Markova has over 20 years of capital markets involvement and more than 25 years of overall work experience in the finance industry. She has extensive experience in qualitative and quantitative financial analysis, capital allocation and marketing. Ms. Markova is an award-winning portfolio manager who managed up to $2 billion of mutual fund assets and spent more than 15 years investing in the global mining sector and commodity markets while at AGF Investments Inc. from August 2003 to January 2019. In addition, Ms. Markova is currently a director of Golden Star Resources. She is also actively engaged with public companies on Environmental, Social and Governance (ESG) topics and integration of such factors in their investment decision making processes. Ms. Markova has an MBA from George Washington University, Washington, D.C. and has earned her Chartered Financial Analyst and Corporate Directors International designations.

Hannes P. Portmann - Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen's University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto. He is currently the Chief Financial Officer and Business Development of Marathon Gold Corporation. Mr. Portmann also spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. Previously, as Executive Vice President, Business Development, Mr. Portmann's primary areas of responsibility were: corporate development, investor relations, human resources and exploration. Prior to New Gold, he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.

Reliance on Certain Exemptions

At no time since January 1, 2019, has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), subsection 6.1.1(4) of NI 52-110 (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member), subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation),or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption) of NI 52-110 by a securities regulatory authority or regulator.

Audit Committee Oversight

At no time since January 1, 2019, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has specifically pre-approved the auditor's review of the Company's corporate tax returns and other non-audit services for fees of up to $150,000 for the next fiscal year.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2019	$40,488	$37,141	$13,000	$15,610
December 31, 2018	$32,130	$9,690	Nil	$15,810

(1) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees".

(2) Pertains to professional services for tax compliance, tax advice, and tax planning.  The nature of the services comprising the fees disclosed under this category relates to the preparation of the T2 Corporate Tax Returns of the Company and its Canadian subsidiary, NorCrest Metals Inc., together with related schedules.

(3) Pertains to products and services other than services reported under the other categories. During the financial year ended December 31, 2018, the nature of the services comprising the fees disclosed under this category include reviews of the Company's short form prospectus dated May 10, 2018, annual information form dated April 23, 2018 as amended May 9, 2018 and Form 40-F dated August 9, 2018. During the financial year ended December 31, 2019, the nature of the services comprising the fees disclosed under this category include reviews of the Company's short form prospectuses dated August 7, 2019 and December 11, 2019, annual information form dated March 11, 2019 and Form 40-F dated March 11, 2019.

11. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1 Legal Proceedings

In late March 2017, the Company's Mexico subsidiary, Minera La Llamarada S.A. de C.V. ("Llamarada"), filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. ("IMSS"), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honour an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to Llamarada.  Court proceedings are in progress.

There are no other legal proceedings in the Company's last financial year which are and to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

11.2 Regulatory Actions

During the Company's last financial year:

(a) no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;

(b) no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company's securities; and

(c) no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

12. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1 Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein, no director or executive officer of the Company and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of the Company, and no associate or affiliate of any of the person or companies referred to above, has any material interest, direct or indirect, in any transactions since the Company's incorporation on June 23, 2015, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

13. TRANSFER AGENT AND REGISTRARS

13.1 Transfer Agent and Registrars

Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario) is the transfer agent and registrar for the Common Shares of the Company.

14. MATERIAL CONTRACTS

14.1 Material Contracts

Other than the following contracts, available on SEDAR (www.sedar.com), there are no contracts that are material to the Company that were entered into within the last financial year of the Company or before the last financial year but is still in effect (other than contracts entered into in the ordinary course of business of the Company):

(a) Share purchase agreement between SilverCrest and SSR Mining Inc. dated November 29, 2018 whereby SSR Mining acquired 8,220,645 Common Shares at a price of $3.73 per share for gross proceeds to SilverCrest of $30,663,006.

(b) Underwriting agreement dated July 26, 2019 between SilverCrest and National Bank Financial Inc., Desjardins Capital Markets, Cormark Securities Inc., PI Financial Corp., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Eight Capital, Beacon Securities Limited, Roth Capital Partners, LLC and Scotia Capital Inc. in respect of the August 2019 prospectus offering. See "General Development of the Business - Three Year History".

(c) Underwriting Agreement dated December 3, 2019 between SilverCrest and National Bank Financial Inc., Desjardins Capital Markets and Scotia Capital Inc., Eight Capital, Canaccord Genuity Corp., PI Financial Corp., RBC Dominion Securities Inc., Cormark Securities Inc., BMO Capital Markets, Beacon Securities Limited and Roth Capital Partners, LLC. in respect of the December 2019 prospectus offering. See "General Development of the Business - Three Year History".

15. INTERESTS OF EXPERTS

15.1 Technical Report Authors

James Barr, P. Geo and John Huang, PHD, P. Eng of Tetra Tech Canada Inc. are the authors of the Las Chispas Report entitled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" effective February 8, 2019 and dated March 14, 2019, and filed on SEDAR at www.sedar.com.

James Barr, P. Geo; Hassan Ghaffari, P. Eng.; and Mark Horan, P. Eng. are the authors of the "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico" effective May 15, 2019, as amended and dated July 19, 2019, and filed on SEDAR at www.sedar.com.

To the best of the Company's knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by the experts listed above when the particular expert's report was prepared, was received by such expert after the preparation of the report, or will be received by such expert.

15.2 Auditors

The Company's independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor's report dated March 24, 2020, with respect to the Company's consolidated financial statements as at and for the financial year ended December 31, 2019, which were filed with the Canadian securities regulators on SEDAR (www.sedar.com). PricewaterhouseCoopers LLP are independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

Davidson & Company LLP was the external auditor of the Company until December 20, 2019, and such firm has prepared an auditor's report dated March 11, 2019, with respect to the Company's consolidated financial statements as at and for the financial year ended December 31, 2018, which were filed with the Canadian securities regulators on SEDAR (www.sedar.com). Davidson & Company LLP were independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

16. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information in respect of 2019, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, will be contained in the Company's information circular for the Company's annual general meeting of shareholders anticipated to be held on June 3, 2020. Such information for 2018 is contained in the Company's information circular dated April 12, 2019 for the Company's last annual general meeting of shareholders held on May 30, 2019.

Additional information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2019.

APPENDIX A

SILVERCREST METALS INC.

(the "Company")

Audit Committee Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors ("Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of  internal  controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system;

  review the Company's financial statements;

  oversee, review and appraise the performance of the Company's external auditor; and

  provide an open avenue of communication among the Company's auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be "independent" directors (as defined in National Instrument 52-110 - Audit Committees, or any successor instrument thereto, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Section 803A and 803B(2) of the NYSE American LLC Company Guide).

Each member of the Committee shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one member of the Committee must be financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and shall serve until the next annual shareholders' meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports

(a) review and update, if applicable or necessary, this Audit Committee Charter annually;

(b) review with management and the independent auditor the Company's annual and interim  financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c) review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d) review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f) review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2. External Auditor

"External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

(a) review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b) obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;

(c) review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d) take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e) appoint, retain and replace the external auditor to be nominated annually for shareholder approval;

(f) determine the compensation to be paid to the external auditor;

(g) oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(h) at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(i) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(j) review with the external auditor the audit plan for the year-end financial statements; and

(k) deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre- approval.  Pre-approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3. Financial Reporting Processes

(a) in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(c) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;

(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e) following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f) review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g) review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i) review certification process;

(j) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l) carry out a review designed to ensure that effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4. Other

(a) review any material related party transactions;

(b) periodically review and recommend changes to the Board of the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for any directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and U.S. securities regulatory authorities as required by law;

(c) have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d) set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(e) be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.